#29

04024639

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BWT

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 30 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5221 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/30/04

Water Technologies for a Bette









ANNUAL REPORT 03

BWT
BEST WATER TECHNOLOGY

IAS	IAS	HGB	HGB	HGB	HGB	HGB
2000	1999	1998	1997	1996	1995	1994
399.0	245.3	229.1	190.5	168.9	179.6	154.1
25.2	18.7	20.2	13.9	9.8	11.7	8.9
22.2	14.8	18.6	15.8	16.8	13.9	7.3
15.4	9.3	14.4	12.8	12.2	9.6	4.4
25.4	17.2	20.9	19.7	18.0	16.2	14.6
27.9	2.6	-	-	-	-	-
16,500	16,500	16,500	16,500	16,500	16,500	16,500
0.93	0.56	0.87	0.78	0.74	0.58	0.27
0.220	0.211	0.203	0.203	0.196	0.196	0.182
16.7	12.3	11.3	6.3	7.3	6.5	7.8
97.9	85.3	84.7	74.2	62.9	53.6	47.2
2.510	1,839	1,654	1,457	1,358	1,335	1,234

Share price*)		16.3.04	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
High	€	19,16	14,84	29,81	42,50	40,60	19,35	19,84	17,22	10,57	12,28	13,44
Low	€	14,89	8,60	8,39	21,90	13,04	12,93	13,15	9,05	7,63	6,90	10,52
Closing price	€	17,51	14,79	9,65	24,50	35,35	13,35	18,89	14,24	8,13	7,52	12,17
P/E (closing price)	€	41	34	11	27	38	24	22	18	11	13	45
Market value in € m		312	264	172	437	583	220	312	235	134	124	201

*) Pre-2000 years adjusted, 1:10 stock split in July 2000, IPO price 1992: € 7,45


200%
180%
160%
140%
120%
100%
80%
60%
-BWT
01-2003
02-2003
03-2003
04-2003
05-2003
06-2003
07-2003
08-2003
09-2003
10-2003
11-2003
12-2003
01-2004
02-2004
03-2004

Shareholder structure


YSRO
31,6%
Free float
49,5%
BWT
Trust
18,9%

		IAS	IAS	IAS
		2003	2002	2001
Consolidated group sales	€ m	416,0	431.0	419.5
EBIT	€ m	13.6	24.4	26.1
Earnings before tax	€ m	11.4	20.4	21.4
Consolidated earnings	€ m	7.7	15.2	15.2
Cash flow from result	€ m	21.2	32.0	28.8
Cash flow from operating activities	€ m	28.7	31.6	4.3
Number of shares*)	In 1000's	17,833.5	17,833.5	17,833.5
Earnings per share	€	0.43	0.85	0.90
Dividends and bonus per share	€	0.240	0.240	0.220
Investment in tangible and intangible assets	€ m	6.3	9.6	14.9
Shareholders' equity	€ m	124.3	123.4	111.2
Employees as of 31.12.	persons	2,688	2,466	2.511

*) Previous years adjusted, 1:10 stock split in July 2000

Summary balance sheet	2003		2002	
	€ m	%	€ m	%
Fixed assets	130.6	37.1	135.7	37.4
Inventories	52.0	14.8	45.1	12.4
Receivables, prepaid expenses	153.2	43.5	162.9	44.8
Liquid funds	16.3	4.6	19.5	5.4
BALANCE SHEET TOTAL	**352.1**	**100.0**	**363.2**	**100.0**
Shareholders' equity	124.3	35.3	123.4	34.0
Minority interests	0.9	0.3	0.8	0.2
Accruals	67.3	19.1	61.1	16.8
Liabilities and deferred income	159.6	45.3	177.9	49.0

Sales 2003 by business segment (in € million)


Aqua Ecolife Technologies (AET) 273.3 (65.7%)
Fuel Cell Membrane Technologies (FCMT) 0.7 (0.2%)
Aqua Systems Technologies (AST) 142.0 (34.1%)

Sales 2003 by region (in € million)


Other 13.2 (3.1%)
Asia 29.4 (7.1%)
Europe 373.4 (89.8%)

Company Profile

BWT Best Water Technology was founded in 1990 through a management buy-out. Today, with 65 companies and 2,700 employees, it is the leading European water technology group.

BWT's aim is to capitalise on the increasing global market opportunities in the area of water treatment while making a substantial contribution to the responsible and sustainable handling of our planet's most essential and precious element, water.

BWT devotes its efforts to the entire water cycle, "from source back to earth". With its two business segments **Aqua Ecolife Technologies** and **Aqua Systems Technologies,** the Group offers customised, sustainable products and solutions in the areas of drinking water, swimming pool water, process water, ultra-pure water, and waste water for individual homes, hotels, industry, and municipalities. With its third segment **Fuel Cell Membrane Technologies,** BWT is well positioned as a premier supplier of innovative membranes for fuel cells.

Aqua Ecolife Technologies (AET)
BWT "Water Technologies for a Better Life" are becoming increasingly essential in any ecologically aware and health-conscious household. Our environmentally friendly technologies for safety, hygiene, and health – such as BWT's lime-scale and corrosion protection devices and disinfection systems used in drinking water treatment – promise exceptional growth.

Aqua Systems Technologies (AST)
With the Christ Water Technology companies, the BWT Group is a competent partner for municipalities as well as industries, such as semiconductor, pharma & life sciences, biotechnology, food & beverage, and energy.

Fuel Cell Membrane Technologies (FCMT)
Industrialisation of fuel cell technology is becoming a reality thanks to the revolutionary development of the high-performance FUMATECH proton exchange membrane on a non-fluoridated basis, and the equally unique range of capabilities of FUMATECH membranes based on fluoride. BWT "Water Technologies for a Better Life" not only open up a new future market, but also ensure sustainable mobility, communications, and heat and energy supplies.

All technologies for water treatment are part of the BWT product range, including filter, softener, water purifier, disinfection technologies such as UV and ozone, along with ion-selective membranes, electrical desalination plants, ion exchangers, membrane technologies (reverse osmosis, nano-filtration, micro-filtration, ultra-filtration), and the innovative AQA total technology - the first technology worldwide allowing drinking water treatment without the use of salt.

The BWT Best Water Technology Group is represented all across Europe with subsidiaries and affiliated companies. In the past years, BWT has also established or acquired subsidiaries to handle local markets in Asia, North and South America, and Southern Africa.

Building on our solid European market position, we are working consistently toward realising our vision:

BWT – The Leading International Water Technology Group

Contents

BWT – the leading international wate


Tenergy
Christ Water USA
Christ Water
BWT USA
Istanbul
Goema
Aqua Engineering
Beijing Office
Christ Shanghai
Christ-Uangyih
Taiwan
Growel
Goema
Christ
Nishotech
Christ Water
Singapore
VDM Asia
VDM Brazil
VDM South
Africa


BWT
BEST WATER TECHNOLOGY

□ Aqua Ecolife Technologies (AET)


CHRIST

○ Aqua Systems Technologies (AST)



△ Fuel Cell Membrane Technologies (FCMT)

BWT – Water Technologies for a Better Life

echnology group


HCH Separtec
HCH Birger Christensen
Christ Nordic
Christ-Waterman
Christ-Kennicott
Christ Holland
Van der Molen
BWT Polska
BWT Belgium
BWT Wassertechnik
BWT Ceska
BWT France
Permo
Cillit
Goema AG
Christ GmbH
Hinke Tankbau
Van der Molen
BWT Austria
BWT & Christ Hungary
Tepro Proj. Eng.
Christ
Christ AG
AQUA ecolife
Neher
Hinke
Christ France
Cillichemie
Cilit

BEST WATER TECHNOLOGY

Group Chairman's Statement

In an economically demanding financial year 2003, the BWT – Best Water Technology – Group, Europe's market leader in water treatment, was not able to escape the general market environment, which continued to be characterised by signs of global recession.

Primarily the lack of investment in the semiconductor industry lead to a drop in sales and earnings. Overall, group sales fell yoy from 431 million € to 416 million €, EBITDA declined by 29% to 28 million €, EBIT dropped by 44% to 13.6 million €, and consolidated earnings fell by 49% to 7.7 million €. The cash flow from operating activities was 28.7 million €, 9% lower than in 2002. The positive earnings development in the Aqua Ecolife Technologies (AET) segment, in conjunction with the reduced losses in the Fuel Cell Membrane Technologies (FCMT) segment, did not compensate for the reduced operating result of the Aqua Systems Technologies (AST) segment, which was down by 10 million €.



In 2003, activities in the Aqua Ecolife Technologies segment focused on the further development of products and technologies to ensure drinking water quality. Consumers' growing need for safety and quality of life is reflected not least in the increasing demands relating to the quality of drinking water. At the same time, the new EU Drinking Water Directive calls for a more stringent monitoring of a water supply system by the operators, increasingly focusing on the hygienic conditions of the overall system. The growing number of incidences of legionella in hot water circulation systems have also led to increased sensitivity among operators.

The Aqua Systems Technologies segment was impacted predominantly by the slump of investment in the semiconductor industry. Meanwhile, the outlook is more positive as a result of the contracts already won in January 2004. The leading market positions in the pharmaceuticals and life sciences industry, in municipal drinking water and sewage, and in the food & beverage industry were secured. The power division is expected to recover further in view of the electricity shortages in many parts of the world.

The Fuel Cell Membrane Technologies segment once again required investment in 2003. Cooperations with international testing and research institutes, as well as with strategic alliance partners, were further expanded and confirm the unique performance of the FUMATECH membrane.

Despite the difficult prevailing conditions, 2003 also saw some pleasing developments. Cash flow was kept at a high level, and gearing was reduced to under 65% as planned. In addition, BWT realised another important strategic goal with the acquisition of HOH Water Technology from NTR Holding A/S, Copenhagen. BWT now has subsidiaries operating in all Scandinavian countries.

With its extensive sales and service network, HOH Water Technology is among the leading companies on the Northern European water treatment market. HOH includes the parent company in Copenhagen and additional subsidiaries in Denmark, Sweden, Norway and Finland. In addition to supplying the domestic market, these locations are ideally positioned to service the export markets in the Baltic states and Russia. HOH's strategy focuses on its strong service network and the distribution of standardised equipment and systems. The further expansion of all existing business activities is being actively pursued.

Apart from growth through geographical expansion, growth through innovation is the most important pillar of BWT's growth strategy. We therefore continued our high level of commitment in research and development in 2003. A total of 9.8 million € were invested in fundamental research and in product and process development.

Our shareholders' strengthening confidence is reflected in the pleasing development of the BWT share, which increased by more than 53% during 2003. On the one hand, this can be attributed to the intensive efforts of the Vienna Stock Exchange to increase the attractiveness of the Austrian capital market. On the other hand, the BWT share benefits from the growing interest in sustainable investment. In order to meet the demands of the international financial community in this respect, BWT will shortly publish its first sustainability report.

The Management Board is to propose to the 14th ordinary Annual General Meeting on 28 May 2004 the payment of an unchanged dividend of € 0.24 per share. The profit distribution is € 4.3 million or 56% of consolidated earnings.

I would like to thank all shareholders and partners for the confidence they showed in the BWT Group during this difficult financial year.

Estimated shareholders, over the past year, the public interest was directed towards the problems relating to the globally increasing water shortage. To enhance awareness of the importance of water as a resource, the UN declared 2003 the "International Year of Freshwater".

Water treatment is therefore rapidly gaining importance throughout the world. For the BWT Group, treating water responsibly as a resource for life and means of production is our central obligation. Our economically and ecologically optimised technologies have interesting growth perspectives in the future market of water. They are the basis for the realisation of our vision:

BWT – The Leading International Water Technology Group.

I promise that we will make the best possible use of our unique know-how in order to capitalise on the globally increasing market opportunities, and that we will actively and dynamically shape the promising future for our Group, together with our employees, business partners, customers, and shareholders, to ensure sustainable growth.

BWT AG

A-5310 Mondsee
€ 17.833.500,–

Aqua Ecolife Technologies (AET)

- Aqua Service GesmbH, A-5310 Mondsee
- Neher Bad & Wellness Systems GmbH, A-9523 Villach-Landskron
- Cillit Wassertechnik Vw. GmbH, D-69198 Schriesheim
- Cillichemie Italiana S.R.L., I-20129 Milano
  - Cillit S.A., E-08940 Cornellá de Llobregat
- BWT & Christ Hungária Kft, H-2040 Budaörs
- BWT Polska sp. z o.o., PL-01-304 Warszawa
- BWT Ćeská republika s.r.o., CZ 25101 Říčany (Praha)
- BWT USA Inc., CA 92083 Vista/California

Aqua Systems Technologies (AST)

- BWT France S.A.S., F-93206 St. Denis
  - CPED S.A.S., F-Paris (85%)
    - CPS S.A.S., F-Paris
- Christ AQUA ecolife AG, CH-4147 Aesch
- HOH Water Technology A/S, DK-2670 Greve
  - Dansk Elektrolyse A/S, DK-2620 Albertslund
  - HOH Vattenteknik AB, SE-20039 Malmö
  - HOH Birger Christensen AS, N-1309 Rud
    - Safety Covers ApS, DK-8963 Auning
  - HOH Separtec OY, FIN-21201 Raisio

Fuel Cell Membrane Technologies (FCMT)

- BWT Grundstücksverw. GmbH, D-69198 Schriesheim
  - BWT Wassertechnik GmbH, D-69198 Schriesheim
    - BWT Belgium nv/sa, B-1930 Zaventem
    - FuMA Tech GmbH, D-66386 St. Ingbert
    - Lösch Filter GmbH, D-56746 Kempenich

…hrist Water Technology AG …5310 Mondsee	Christ AG CH-4147 Aesch BL
…qua Engineering GmbH …5310 Mondsee	Christ GmbH D-70499 Stuttgart (D-71665 Vaihingen, ab 14. 6. 2004)
…ke Tankbau GmbH …4870 Vöcklamarkt	Goema AG D-71665 Vaihingen
…ke Kft. …7090 Tamási	Tepro Project Engineering Wassertechnik Ges.m.b.H. A-8501 Lieboch
…hrist-Kennicott Water Technology Ltd …B-Wolverhampton WV11 1XR	Christ France S.A.S. F-38920 Crolles
…taible Holding …66438 Kissing/Augsburg (92%)	Christ Holland B.V. NL-2382 NA Zoeterwoude
…an der Molen GmbH …66438 Kissing/Augsburg	Christ Nordic AB SE-21376 Malmö
…an der Molen Production B.V. …L-1521 NG Wormerveer	Christ Water Singapore Pte. Ltd 049712 Singapore
…an der Molen do Brasil Ltda …io de Janeiro	Christ-Uangyih Service Center Ltd Taiwan (49%)
…an der Molen Asia Pte Ltd …ingapore	Christ Water Technology (Shanghai) Co., Ltd Shanghai (95%)
…an der Molen South Africa (Pty) Ltd …ohannesburg	

GROUP STRUCTURE







Andreas Weissenbacher
Chairman of the Executive Board
since 1990.
Responsible for strategy,
R & D, IR, PR, and for the
business segments
Aqua Ecolife Technologies and
Fuel Cell Membrane Technologies.



Gerhard Speigner
Chief Financial Officer
since 1996.



Karl Michael Millauer
Chief Operating Officer
since 2001.
Responsible for the business segment
Aqua Systems Technologies.



SUPERVISORY BOARD

Leopold Bednar, Vienna
Chairman

Wolfgang Hochsteger, Hallein
Deputy Chairman

Ekkehard Reicher, Oberalm

Gerda Egger, Golling

Serge Schmitt, Hagenthal-le-Bas, France

Klaus Reinhard Kastner, Gmunden

CORPORATE BODIES

Corporate Governance

The Austrian Code of Corporate Governance

In September 2002, the Austrian Working Group for Corporate Governance developed the Austrian Code of Corporate Governance. The Code of Corporate Governance is a framework for the responsible management and control of listed companies in Austria. It aims to create sustainable, long-term value and to increase transparency for all shareholders. The main principles such as

- Equal treatment of all shareholders
- Open communication between the Management Board and the Supervisory Board
- Avoiding conflicts of interest among Board members
- Efficient control by the Supervisory Board and auditors

are intended to strengthen the confidence of international investors in particular in the company and its management, as well as in the Austrian capital market. The Code is based on legal provisions of Austrian corporation law, securities law and capital markets law in particular, as well as on the principles set out in the OECD Principles of Corporate Governance. Companies voluntarily undertake to adhere to the principles set out in the Austrian Code of Corporate Governance. All listed companies are therefore called upon to make a public declaration of their commitment to the Code and to have their adherence to the rules evaluated by an independent external institution on a regular and voluntary basis, and to report the findings to the public. Companies subjected to the Code must explain and state the reasons for any non-compliance with common international rules, as they are stipulated in the Code.

Commitment to comply with the Code of Corporate Governance

BWT is committed to active, transparent, sustainable communications and corporate governance in line with the BWT value strategy. Therefore, BWT has committed to comply with the Austrian Code of Corporate Governance.

Comply or explain

The C rules ("Comply or Explain") in the Austrian Code of Corporate Governance are to be followed; any deviation must be explained and the reasons stated in order to be in compliance with the Code. BWT AG currently deviates from the Code in the following rules and states the reasons for this as follows:

Rule 18

The internal auditing duties are currently being performed by the Group Controlling department. The Supervisory Board receives regular reports about material results of these auditing activities.

Rule 26

No stock options are currently granted at BWT AG.

Rule 38

The BWT AG Articles of Association do not stipulate any age limit for the members of the Management Board.

Rule 39, 40, 42, 43

The Supervisory Board of BWT AG has not established any committees. The Supervisory Board believes that all matters are to be dealt with in the general committee. BWT's Supervisory Board comprises experts in various fields and holds constructive meetings at regular intervals, which cover strategic orientation as well as balance sheet and personnel-related matters of the company. In this context, the Supervisory Board also serves as an advisory body in all important decisions of the Management Board.

Rule 54

The BWT AG Articles of Association do not stipulate any age limit for the members of the Supervisory Board.

Rule 69

The purchase and sale of BWT shares by members of the Management Board or the Supervisory Board are being reported to the Austrian Financial Market Authority in accordance with Article 91a of the Stock Exchange Act and are therefore not published additionally on the BWT website.

Rule 78

The assessment of the effectiveness of risk management by the auditor is scheduled as of the audit for the financial year 2004.












„WE'LL NEVER KNOW THE WORTH OF
WATER TILL THE WELL GO DRY"
Scottish proverb

WATER

Water – Challenge for mankind, corporate responsibility for BWT

"The origin of all things" is how Thales von Milet described water. As we now know, water was the most essential and therefore the most important substance for the history of our planet: all life originated in water some 3 billion years ago, and without water there would have been no life.

As physical element, water is one of the simplest substances on our planet.
Water has a simple molecular structure and nevertheless has unique physical qualities. Water is the only element that exists in a solid, liquid and gaseous aggregate state.

Water passes through a continuous cycle that is as old as the Earth itself. It covers 70% of the Earth's surface, and the human body comprises up to 70% water.

As cultural element, water is an extremely complicated resource.
Water is unique: hydrologically, legally, economically, and politically. In our modern world, the treatment and supply of drinking water and process water has developed into a sector of exemplary proportions, as clean water is the prerequisite for the biological and economic health of people and nations.

Water is a resource for life and means of production, a source of energy and a world of wonder.

Water is special in many respects.







The global water crisis – a serious threat for mankind
At the beginning of the 21st century, the Earth, with all its diverse forms of life and more than six billion people, is facing a serious water crisis. Water is already in extremely short supply in many parts of the world: 1.1 billion people do not have access to clean water, 2.4 billion must survive without adequate sanitary facilities. According to the World Health Organization (WHO), more than three billion (!) people water-related diseases. According to current UN forecasts, more than half of the global population will suffer from water shortage in 2025.

The global water crisis is related to water management, caused by mismanagement of water, excessive garbage, overuse and misuse of the environment. Dried-out wells, contaminated springs, declining ground water levels, polluted lakes, rivers and oceans, defective pipes and lack of sewage treatment systems in industry and municipalities are all expressions of the careless and inconsiderate way in which mankind has treated the elixir of life, water, in the past. All signs indicate that this crisis will become increasingly serious if sufficient countermeasures are not adopted in time.

Knowledge of this limited availability of water, coupled with the rapid rise in world population, are the key factors responsible for the growing awareness of the irreplaceable value of water.

2003 – The International Year of Freshwater

To enhance awareness of the importance of water as a resource, the UN declared 2003 "The International Year of Freshwater". This proclamation was the first global statement pointing to the importance of protecting drinking water reserves, dealing responsibly with water resources, the challenge of effective water distribution, and the need for sustainable water management.

In March 2003, an initiative of 23 UN organisations published the first **UN World Water Development Report.** Under the title "Water for People, Water for Life", a total of 11 major challenges are specified for mankind in connection with water. These include the following areas:

- An adequate supply of clean drinking water and hygienic removal of waste water are essential for preserving human health. Some 80% of all diseases in developing nations are due to inadequate access to clean drinking water!

- Water is the basis of the food supply for an ever growing world population. With a predicted 8 billion people in 2015, agriculture must continually increase yields to secure food for the developing nations.

- There is also increasing concern about the quality of water, which has become one of the most urgent problems for both the industrialised and developing nations. Water sources are in some cases showing extreme burdens of a highly diverse range of pollutants. One of the causes is the global increase in urbanisation.

- An adequate water supply is also a prerequisite for many areas of industrial production, and hence for the economic growth of a country.

- In the industrial and commercial sectors, water for industrial use can in many cases be recycled. In developing countries in particular, suitable water treatment technologies must be accessible when constructing new industrial infrastructures.

Water and Sustainable Development

Water affects us all, as water is life. Without access to clean drinking water and adequate sanitary facilities, there is no hope of alleviating poverty and ensuring sustainable development. For a long time, there was insufficient awareness of the direct correlation between water and sustainable development.

Even at the 1992 UN World Summit in Rio de Janeiro, Brazil, little attention was paid to the subject of water. The focus of the conference delegates and the media was on other environmental topics such as the greenhouse effect, deforestation, the spread of deserts, and biodiversity. However, it is important to mention that an entire chapter is dedicated to the subject of water in the Agenda 21, which was bindingly agreed by the nations participating at this conference. Agenda 21 is the charta for sustainable development and includes a comprehensive action plan for each area in which mankind has a direct or indirect influence on the environment.



North- and Central America
15%
8%
South America
26%
6%
Europe
8%
13%
Africa
11%
13%
Asia
36%
60%
Australia
5%
<1%

Water availability versus world population

(Source: UN World Water Development Report 2003)

It was during the World Summit on Sustainable Development (WSSD) in Johannesburg in August 2002 that increased attention was attributed to water as a resource for the first time. The five central topics of the World Summit were water, health, energy, biodiversity, and agriculture. The correlation between water and the four other topics is obvious – clean water and access to adequate sanitary facilities are the prerequisite for the health of the population; water is needed for energy generation and for agricultural production. Water is also indispensable to preserve biodiversity.

Once the significance of water for the sustainable development of our planet had finally been recognised in Johannesburg, it was resolved that one of the highest priorities was to halve the proportion of the world population that currently does not have access to clean and affordable drinking water and sanitary facilities by the year 2015. One can only guess the challenges that mankind faces in view of the enormous costs associated with achieving this goal.

Only inhabitants of highly industrialised nations can take for granted the constant availability of clean water as an essential resource for life and important industrial resource. This resource is distributed highly unevenly – there are few regions in the world with an optimal water supply as we are able to enjoy in Western Europe. Many countries have suffered years of drought, resulting in famine. For example, the metropolis Mexico City is forced to draw on existing groundwater reserves to the point that the groundwater level has already sunk by several meters.

Problems linked with water shortages are frequently compounded by problems of water pollution: large quantities of heavy metals like cadmium, zinc, lead and mercury from industry as well as pesticides and nitrates from agriculture get into the water. Due to the lack of adequate waste water technology little or none of these harmful substances are being removed. This means that not only the quantity but also the quality of water is under increasing threat.

Solving the global water crisis is one of the biggest challenges facing mankind in the third millennium. Water will soon become more valuable than oil.

"Of all the social and natural resources we humans face, the water crisis is the one that lies at the heart of our survival and that of our planet Earth." (UN World Water Development Report, March 2003)

BWT – committed to the environment and mankind

BWT's commitment to sustainable development is reflected above all in its considerable efforts in the field of research and development. Our goal is ongoing optimisation of product and process technologies, based on environmental, social, and economic criteria.

This is why BWT seeks
- to develop environmentally and socially optimised technologies;
- to manufacture durable, repair-friendly and environmentally sound consumer goods;
- to use renewable energies and reduce the use of fossil energy generation;
- to reduce CO_2 by reducing energy demand and the use of raw materials and consumables;
- to demonstrate social and ecological commitment which reaches beyond the core company objectives
- to support protection of biodiversity.

Proofs for this commitment are:

1. BWT quality management
The EU EMAS Regulation and the ISO 14001 series represent a standardised, comprehensive and systematic frame work for industrial environmental and quality management. BWT works consistently to comply with environmental regulations, uses the best economically justifiable technology, and is working on the standardised implementation of eco-audits. ISO certifications together with numerous product quality marks are proof that the high quality requirements of our guidelines are effectively implemented.

2. BWT is consistently working on the ecological future of the fuel cell
The FUMATECH high performance polymer membrane offers new prospects and opportunities for fuel cell technology.

BWT is committed to the sustainable use of the entire water cycle. Environmentally friendly energy generation and efficient use of scarce resources are the central challenges of the next few decades. Fuel cell technology is the basis for a vision of an ecological future.

3. BWT has become the leading expert in the field of water hygiene
After intensive research and development work, BWT has launched visionary products which ensure or restore water hygiene.

In order to ensure the hygienic safety of drinking water, formation of encrustations and limescale deposits in plumbing systems must be prevented in order to stop pathogen bacteria and protozoa from attaching. Examples of innovative products are: AQA totalplus and Calfi.

The two products Legiosan and LegioMed were developed to prevent warm water circulation systems from legionella bacteria. The Legiosan process kills legionella using the process combination of UV technology and electrolysis with silver electrodes. The LegioMed process is based on the injection of small quantities of ozone into the warm water circulation system. Ozone is created from a passive electrical discharge from atmospheric oxygen, reliably kills off legionella and destroys the biofilm. The B-SAFE Filter was developed to remove bacteria in showers. Legionella and other bacteria are removed from water using a dead-end hollow fiber microfiltration membrane.

The PairOx and Coolzon processes were developed for the disinfection of circulation water in air conditioning systems and in cooling towers. The PairOx process is used to disinfect circulation water in both air conditioning systems and in air humidifiers. The Coolzon process disinfects cooling towers using ozone. In order to minimise the use of ozone, the water is purified using filtration before the ozone is injected.

4. BWT makes a valuable contribution to chemical-free water treatment and industrial waste water treatment

In the Aqua Systems Technologies (AST) business segment, environmental protection is the central consideration in developing technological solutions for customers. This is most apparent in industrial waste water. Due to increasingly stringent environmental regulations, this area is growing very rapidly. Within the AST segment, the BWT Group offers water recycling techniques which not only reduce water consumption dramatically, but also filter important minerals and other valuable substances out of process water and waste water for reuse in the production process.

The companies in the AST business segment are leaders in drinking and waste water treatment for municipal customers as well. Here, biological processes are increasingly being used along with physical and chemical methods. The AST segment is particularly aiming to achieve the required grade of purity of the process water with the minimum possible use of chemicals. Optimised process technologies substantially reduce the use of chemicals. This preserves the environment and has a positive impact on operating costs.

BWT will shortly publish its first comprehensive sustainability report, which will provide detailed information about the environmental and social commitment of the BWT Group.

Energy from hydrogen for the 21st Century – the Century of Water

BWT – Best Water Technology – is Europe's leading water technology group. Many leading BWT products and technologies are based on membrane filtration processes, such as microfiltration, ultrafiltration, nanofiltration, and reverse osmosis. During these processes, the water to be treated is forced through a membrane under pressure. The membrane then retains undesirable substances present in the water.

However, membranes can also support other technologies: for example, water can be electrically decomposed into its basic elements, hydrogen and oxygen, in a so-called membrane electrolysis cell. This decomposition of water is a completely reversible reaction, in which the elements can be combined again to produce water. Hydrogen and oxygen (separated, for example, by a membrane) combine to form water, releasing energy in the process. The fuel cell, the energy converter of the 21st century, can therefore be reduced to:


FuMA-Tech PEM

$$H_2 + O_2 \rightarrow \text{energy} + H_2O$$

For a long time, this principle, discovered by Sir William Robert Grove in 1839 and termed "cold combustion", was reserved for exotic applications, such as powering satellites. Now, it is increasingly being used in new and very attractive commercial applications.

These range from stationary electricity and heat generation, mobile applications in cars, buses, ships, to consumer products. New concepts are constantly being developed, and fuel cells are now accepted worldwide as efficient and clean energy converters. Accordingly, the forecasts remain extremely optimistic. Synergies are anticipated, in particular as a result of the great interest shown by the automotive industry, which will lead to substantial cost reductions in the fuel cell units.

Generally, traditional generation of electricity uses the energy stored in fossil fuels – raw materials of limited availability. The fuel cell is the optimal method of transforming chemical energy directly into electrical power and heat through an electrochemical process. Because intermediate steps are avoided, this is a particularly efficient process.

In principle, a fuel cell works like a battery, with the difference that the fuel cell continues to generate electricity as long as fuel, for example hydrogen, is supplied. The fuel cell consists of two electrodes, a cathode and an anode, separated by an electrolyte. In a polymer-electrolyte-membrane fuel cell (PEMFC), the electrolyte is replaced by a proton conducting membrane. Hydrogen (H_2) and oxygen (O_2) or air flow over the electrodes and are converted into water (H_2O) and heat, generating electricity in the process. The hydrogen is supplied to the anode, where it releases an electron (e-) at the catalyst layer, leaving a proton. The proton (H+) diffuses through the membrane, which is completely impermeable to gases. The electrons, as usable electrical energy, are routed back to the cathode via an external circuit. At the second catalyst layer on the cathode, the proton reacts with oxygen from air to form the only waste product - water.

The huge market potential of fuel cells is primarily due to ecological factors. Using fuel cell technology is an effective way of reducing the greenhouse effect and limiting climatic change.

The market for fuel cells can be divided into three sectors - mobile, stationary, and portable applications. The individual sectors in turn can be subdivided into different applications with very diverse stages of development and market potential. The market segment of portable applications includes mobile telephones (up to 10 W), laptops and PDAs (personal digital assistants) up to 100 W and generators for camping (up to 10 kW). Leading Japanese and Korean companies have announced production of portable electronic devices for 2004.

The market volume for fuel cells is estimated at 500 MW for 2005, rising to approx. 20,000 MW in 2010. This is, however, dependent on success in reducing prices from their current level of around € 500/kW to around € 50/kW. In this way, BWT and FUMATECH will make a significant contribution to reducing costs by supplying optimised, low-cost membranes.







HIGHLIGHTS 2003

Sales and earnings decline due to lack of investment in semicon industry

Cash flow kept at high level

Gearing reduced as planned

HOH-Acquisition strengthens European market leadership

Market launch of hygiene products offers new growth perspectives

Vision

BWT – the leading international
water technology group

Strategy

Growth
- through innovation
- through geographical expansion
- in existing markets with
  existing technologies

Financing

Long-term from own cash flow

VALUE STRATEGY

Management Report 2003

Economic environment

The global economy is currently going through a recovery phase. Following an unusually long period of weakness, production in the OECD countries has been expanding apace since the spring of 2003. The increasing economic momentum is also reflected in stronger real term growth in world trade. The improvement in the economic climate and constant upward trends in financial markets bear witness to raised expectations of increasingly strong economic activity worldwide.

Unlike in the previous downturn, the international economic recovery is not uniform. While overall production in Japan increased strongly over the course of 2002, the economic momentum witnessed in the US has only been increasing since the spring of 2003. In the newly industrialised countries in East Asia and China, gross domestic product (GDP) expanded strongly in real terms following the SARS-related downturn in business activity in the spring.

Economic recovery has already proven to be relatively robust: recent financial scandals and terrorist attacks have not had any substantially adverse effect on the upward trend in the economic climate, the stock markets, or consumer demand. All this would suggest that the recovery will continue over the course of this year. There would appear to be little danger of just a short-term recovery like the one seen in 2002, provided that there are no new major shocks waiting in the wings.

The EU, the most important market for the BWT Group, has somewhat lagged behind the international trend. Domestic demand, which has been stagnating for over two years, reflects not least the weak growth momentum in the major member states. The restrained upward trend in overall economic production since the second half of 2003 can be accounted for primarily by a perceptible increase in overseas demand. Together with increased confidence within the industry and in the services sector, this would indicate, however, that the upturn is gradually spreading to domestic demand. Production is also increasing in the Central and Eastern European accession countries.

With the ten Eastern and Southern European countries joining the EU in May 2004 there will be positive integration effects and numerous structural adaptations in both groups of countries. Sizeable growth potential - characteristic of countries going through a catching-up process - is reflected in the further rapid expansion in the accession countries.

In Austria, the weak economic climate that has prevailed since 2001 continued into 2003. The modest economic growth of 1.4 percent recorded in 2002 was followed by even more modest GDP growth of 0.7 percent. However, the Austrian economy has now been visibly recovering since the beginning of 2004. The driving forces behind the recovery have been operating investments and increased exports which, nevertheless, are growing more slowly than imports due to the strength of the Euro. Private consumption is not expected to take off until 2005. The Austrian government has introduced important structural reforms, while substantial support for the economy may be expected as a result of the reduction in corporate tax which was resolved at the beginning of 2004.

GDP +/- %
EU


1.1
0.8
2.0
2002
2003
2004

Austria


1.4
0.7
1.7
2002
2003
2004

GDP real +/- % change on previous year	2002	2003	2004e
EU	1.1	0.8	2.0
Austria	1.4	0.7	1.7
Germany	0.2	0.0	1.6
France	1.2	0.1	1.7
Italy	0.4	0.3	1.5
Switzerland	0.2	-0.5	1.2

Source: WIFO, Eurostat, OECD.

EU consumer prices increased by an average of 2.0% in 2003. Inflation is expected to fall slightly to 1.9% in 2004.

Consumer prices
+/- %
EU


2.1
2.0
1.9
2002
2003
2004

Austria


1.8
1.3
1.2
2002
2003
2004

Consumer prices +/- % change on previous year	2002	2003	2004e
EU	2.1	2.0	1.9
Austria	1.8	1.3	1.2
Germany	1.4	1.1	1.5
France	1.9	2.1	1.8
Italy	2.5	2.7	2.2
Switzerland	0.6	0.6	0.3

Source: WIFO, Eurostat, OECD.

Despite the green shoots of sustained economic recovery, there is not yet any sign of an improvement in the tight situation in the labour market, with unemployment figures expected to rise slightly in 2004.

Unemployment in %
EU


7.7
8.1
8.2
2002
2003
2004

Austria


4.3
4.5
4.5
2002
2003
2004

Unemployment %	2002	2003	2004e
EU	7.7	8.1	8.2
Austria	4.3	4.5	4.5
Germany	8.6	9.4	9.6
France	8.8	9.4	9.7
Italy	9.0	8.8	8.8
Switzerland	2.5	3.9	3.9

Source: WIFO, Eurostat, OECD.

Industry environment

Water treatment technologies are more than ever considered the growth market of the 21st century. The true extent of the geo-economic significance of this sector is only gradually being recognised. The world-wide increasing shortage of drinking water and process water will develop into one of the biggest challenges facing mankind over the coming decades. Even now, it is not possible to adequately meet the demand for water in many regions. With sources of natural fresh water limited, use of water treatment technology to produce high-quality drinking water and process water is becoming increasingly important.

The momentum of the consolidation process in the water treatment industry has remained unchanged in 2003. As water consumption increases constantly in the private, industrial and agricultural areas – notably against a background of sharply rising world population figures and associated problems such as urbanisation, environmental pollution, and food shortages – so too awareness of worldwide investment opportunities in the water sector is also increasing. Large multinationals are recognising the enormous growth potential in the water market and are more prepared than ever to invest in this future market.

Along with these developments, demand for water treatment technologies is growing between 3% and 6% per annum, depending on the geographic region. The most important growth markets include EU accession countries and Asia. The building installation market promises interesting prospects, due primarily to the increased awareness level for the need to secure the quality of drinking water – a precondition for the health of the population. The new EU Drinking Water Directive represents the legal framework in this respect. Drinking water and process water hygiene, supported by the continuous wellness trend, offers additional growth potential.

In contrast to water utilities, BWT – Best Water Technology has taken on responsibility, ever since its foundation in 1990, to develop, produce and market technical solutions for securing, on a sustained basis, the supply of water as the planet's most essential resource and means of production. There is above-average growth potential for economically and ecologically optimised products and processes which reduce or avoid the use of chemicals, together with resource efficient treatment technologies which conserve water and energy.

The Best Water Technology Group with its three business segments Aqua Ecolife Technologies, Aqua Systems Technologies, and Fuel Cell Membrane Technologies has set itself the goal of capitalising on the existing global market opportunities, while making a significant contribution to the resource-conserving use of our most important element, water, and a sustainable development of our planet.

BUSINESS DEVELOPMENT 2003

Consolidated Group sales: € 416.0 million, -3.5% on previous year

In 2003, BWT Group consolidated sales fell from € 431.0 million to € 416.0 million, down 3.5% on the previous year, primarily as a result of the sharp decline in sales in the semiconductor industry.

In the Aqua Ecolife Technologies segment, sales increased by 5.9% from € 258.1 million to € 273.3 million due to the acquisition of HOH Water Technology. About two-thirds of consolidated Group sales were generated by this business segment in 2003.

Following weak business activity in the semiconductor industry in 2002, the downturn continued in 2003, which was the main reason for a € 30 million sales decline in the Aqua Systems Technologies segment. Sales within the segment fell to € 142 million, down 17.5% on the previous year.

Sales in the Fuel Cell Membrane Technologies segment - where BWT's subsidiary FUMA-TECH develops and distributes high-quality specialty membranes for use in fuel cells - were down € 0.1 million on the previous year's figure.

Total consolidated sales (in € million)


416.0
431.0
2003
2002

Business segments* in € million	2003	2002	+/- %
Aqua Ecolife Technologies (AET)	273.3	258.1	+5.9%
Aqua Systems Technologies (AST)	142.0	172.1	-17.5%
Fuel Cell Membrane Technologies (FCMT)	0.7	0.8	-12.5%
Total	**416.0**	**431.0**	**-3.5%**

*Excluding intra-group sales

In 2003, 89.8% of total Group sales were generated in Europe (2002: 87.5%). Asia's share in total Group sales fell from 9.9% to 7.1% as sales in the semiconductor industry dropped while other countries' share in total Group sales increased from 2.6% to 3.1%.

Sales 2003 by business segment (in € million)


Aqua Ecolife Technologies (AET) 273.3 (65.7%)
Fuel Cell Membrane Technologies (FCMT) 0.7 (0.2%)
Aqua Systems Technologies (AST) 142.0 (34.1%)

Sales 2003 by region (in € million)


Other 13.2 (3.1%)
Asia 29.4 (7.1%)
Europe 373.4 (89.8%)

Acquisition of HOH strengthens European market leadership

Growth in the AET segment was driven by the acquisition of HOH Water Technology A/S, Denmark, with a total of seven subsidiaries in Denmark, Sweden, Norway and Finland. The HOH companies have been consolidated as of 1 July 2003, accounting for a total of € 17.5 million in consolidated Group sales in 2003. The fortunes of the remaining AET companies varied in 2003: while the Austrian-based companies saw sales fall by 4% and BWT Germany recorded a 2% drop in sales in a market which continued to be characterised by a weak economy, France once again managed to post a 5% sales increase following the substantial growth already recorded in the previous year. The companies in Italy and Spain recorded a slight improvement of 1% on the previous year's figures. In both Switzerland and Eastern Europe, the strong Euro resulted in conversion rate losses which in turn led to a recorded sales decline of around 6%. Without the exchange rate difference, sales in Eastern Europe would have increased by 3% in 2003.

AST-sales by customer segment


Municipalities 11%
Industrial waste water 19%
Semi-conductor 13%
Pharma & life science 24%
Food & beverage 21%
Power 18%

The AST segment was adversely affected by the continuous postponements of investments in the semiconductor industry. Overall, sales of ultra-pure water treatment systems in the semiconductor industry fell from € 45 million in the previous year to less than € 18 million in 2003, a drop of more than 60%. In the power plant sector, too, sales were down by about € 5 million due to the reluctant overall investment in the energy industry in recent years. Sales in the pharmaceutical industry, in the food and beverages industry, and in the municipal sector were up on the previous year.

The pharmaceutical industry, with a 24% share in total AST sales, has now become the most important market segment, followed by the food and beverages industry with 21%. In the industrial waste water division, about 19% of AST projects are realised, in the semiconductor industry the figure is 13%, in power stations it is 12%, and 11% among municipal customers.

The Group holding BWT AG posted a 0.6% decrease in sales, down from € 54.2 million to € 53.9 million.

Order book level as at 31.12.2003: € 104.8 million, -11.7% y.o.y.

Following the record figures posted at the end of the previous year (€ 118.7 million), orders on hand as at 31 December 2003 fell 11.7% to € 104.8 million. In the AET segment, orders on hand increased almost 40%, from € 25.6 million to € 35.8 million; not including HOH, the increase was 22%. In the AST segment, orders on hand were down 26% from € 93.1 million to € 69.0 million. Following substantial new orders received in January 2004, order intake improved significantly in the industrial sector immediately after the balance sheet date. Order intake stood at € 402.1 million in 2003, down by 7% in total on the previous year.

EBITDA € 28.0 million, -29.3% y.o.y.
EBIT € 13.6 million, -44.1% y.o.y.

Earnings situation adversely affected by industry segment AST

The sharp decline in sales, coupled with high pressure on margins in the AST segment and a negative earnings contribution from the newly acquired HOH Water Technology significantly affected consolidated earnings compared with the previous year. BWT Group EBITDA fell by 29% in 2003 to € 28 million, with results from operating activities (EBIT) at € 13.6 million, down 44.1% on the previous year (€ 24.4 million).

EBIT development by segment:

EBIT in € million	2003	2002	%
Aqua Ecolife Technologies (AET)	25.0	26.0	-3.8%
Aqua Systems Technologies (AST)	-10.2	0.2	X
Fuel Cell Membrane Technologies (FCMT)	-1.3	-1.9	31.6%
Aqua Finance (AFI)	0.1	0.1	0.0%
Total	**13.6**	**24.4**	**-44.1%**

EBITDA (in € million)


39.7
28.0
2003 2002

EBIT (in € million)


24.4
13.6
2003 2002

Consolidated earnings (in € million)


15.2
7.7
2003 2002

In the AET segment, EBIT fell 3.8% to € 25.0 million from € 26.0 million in 2002. The negative operating result of the HOH companies, consolidated for the first time, is mainly responsible for the decrease, while the decline in earnings in Germany was more than offset by increases in Austria and France.

The AST industrial business recorded a significant operating loss of more than € 10 million in 2003. Whilst capacities, primarily in the semiconductor engineering division, were adapted on more than one occasion over the course of the year, and short-time labour at Christ AG led to cost savings, the margin losses for the remaining projects brought about by the slump in sales and enormous price pressure was a long way from being offset.

The negative result in the FCMT segment was again improved. With sales virtually unchanged, a reduction in costs meant that losses were reduced by € 0.6 million to € 1.3 million compared to the previous year.

The cost of materials relative to sales, including inventory changes, fell within the BWT Group from 47.7% to 46.1%, with the cost of materials down 6.7% overall on the previous year.

Personnel costs were up by 7.1% on the previous year, a substantial part of the increase being accounted for by the HOH companies. Excluding HOH, the increase would have been 1.3%. In 2003, personnel costs were 31.3% of sales (previous year: 28.2%).

Despite the HOH initial consolidation, write-downs decreased from € 15.3 million to € 14.4 million. The 2003 figure included write-downs associated with structural measures of some € 0.6 million (previous year: € 1.2 million), while amortisation of goodwill in the Group totaled € 3.1 million, down from €3.4 million in the previous year.

Other operating expenses increased from € 70.1 million to € 71.4 million in 2003. Excluding HOH, there would have been a reduction of more than € 2 million (-3%).

"Cash-positiv programme" significantly improved financial result

The financial result saw a very favourable development in 2003. Reduced financial liabilities as a result of the continuing rigidly implemented "BWT Cash-positive programme" bore fruit in 2003. Despite the HOH acquisition, the financial result improved by some 44% from € -4.0 million to € -2.2 million. Net result from interests improved following the reduction in interest-bearing financial liabilities and the utilisation of lower interest rates (down from € -4.3 million to € -3.0 million), while income from participations was up from € 352,000 to € 743,000.

Earnings before tax stood at € 11.4 million in 2003, down 44.1% on the previous year's figure. The consolidated tax rate increased from 23.2% to 30.7%, which meant that profit after tax, at € 7.9 million, was 49.5% down on the previous year's figure of € 15.6 million. Income from minority shareholders fell to € 214,000.

Consolidated earnings: € 7.7 million, -49.3% y.o.y.

Consolidated earnings were € 7.7 million in the 2003 financial year, down 49.3% on the previous year. Earnings per share were down from € 0.85 in 2002 to € 0.43, while the number of shares remained unchanged at 17,833,500.

Despite the substantial reduction in consolidated earnings, the Management Board will propose a dividend payment of € 0.24 per share, unchanged from the previous year, at the Annual General Meeting on May 28, 2004. This will mean a probable distribution of € 4,280,040 to shareholders in June 2004, representing 55.7% of consolidated earnings.

The Group holding BWT AG doubled its operating result from € 3.1 million to € 6.2 million. The net profit increased from € 4.0 million to € 10.6 million due to the substantial improvement in the financial result.

Financial position improved

€ 28.7 million cash flow from operating activities

Despite the drop in earnings, the assets position, both of the BWT Group and the parent company BWT AG, improved once again. Although cash flow from result dropped from € 32.0 million to € 21.2 million, optimised working capital management – part of the "Cash-positive programme" – lead to a cash flow from operating activities of € 28.7 million, just 9% below the record figure posted in 2002 (€ 31.6 million). This strong cash flow enabled the BWT Group to reduce interest-bearing liabilities by more than € 20 million in 2003, despite a dividend payment of € 4.3 million, while at the same time investment activities were slightly down on the previous year (cash flow from investment was € 8.1 million compared with € 8.6 million in the previous year).

63% Gearing target reached despite HOH acquisition

Net bank debt stood at € 78.2 million as at 31 December 2003, compared with € 91.0 million as at 31 December 2002. Gearing improved from 73.8% to 63.0%, which meant that, despite the HOH acquisition which was not included in the original planning, the planned objective was achieved. Group equity increased in 2003 by some € 0.9 million to € 124.3 million, representing 35.3% of the balance sheet total (previous year: 34.0%). The balance sheet total decreased by 3.1% to € 352.1 million.

Cash flow from result (in € million) | **Cash flow from operating activities (in € million)** | **Investment (in € million)**


21.2
32.0
2003
2002
28.7
31.6
2003
2002
6.5
10.1
2003
2002

The parent company BWT AG increased its equity to € 76.5 million from € 69.8 million in the previous year. The equity ratio as at 31 December 2003 was therefore 50.3% of the balance sheet total (previous year: 46.7%). Bank liabilities were reduced from € 36.9 million to € 30.4 million.

In 2003, the BWT Group invested a total of € 6.5 million in assets, about 35% below the figure for the previous year. € 4.6 million was invested in the AET business segment, € 1.7 million in the AST segment, and € 0.2 million in the FCMT segment. Investment mainly related to IT hardware and software equipment, as well as to replacements in production and logistics.

Total investment at BWT AG (excluding subsidiaries) was € 1.1 million (previous year: € 0.7 million).

Balance sheet structure

Assets (in %)



363.2
352.1 € million
€ million
4.6
5.4
Liquid funds
43.5
44.8
Receivables, prepaid expenses, deferred taxes
Inventories
37.1
37.4
Fixed assets
2003 2002

Liabilities (in %)



363.2
352.1 € million
€ million
44.4
49.0
Liabilities
20.0
16.8
Accruals, deferred income
Minority interests
35.3
34.0
Equity
2003 2002

Personnel as at 31. 12. 2003: 2,688 people



2,688
2,466
2003 2002

Personnel within the BWT Group increased to 2,688 people as at 31. 12. 2003, a total of 222 more compared to the previous year. The acquisition of HOH Water Technology resulted in an increase in personnel of 237.

In the Aqua Ecolife Technologies segment, a total of 1.948 people (previous year: 1.717) were employed as at 31 December 2003; excluding HOH, the number of persons employed in this segment would have been 6 fewer, with the increases in France more than offset by reductions in Austria and Germany. The Aqua Systems Technologies segment employed 726 people (previous year: 732). The reduction in the work force at Christ AG was offset in part by increases at its subsidiaries Van der Molen and Christ Kennicott. In the Fuel Cell Membrane Technologies segment, cost-cutting measures saw the number of persons employed reduced by 3 to 14.

In BWT AG, 295 people (previous year: 298) were employed as at the balance sheet date.

**Personnel 2003
by business segment**


Aqua System
Technologies
726
(VJ: 732)
Aqua Ecolife
Technologies
1948
(VJ: 1717)
Fuel Cell
Membrane
Technologies
14
(VJ: 17)

**Personnel 2003
by region**


Other
779
(VJ: 720)
Austria
698
(VJ: 750)
EU
1211
(VJ: 996)

With its unusual demands, 2003 proved to be especially challenging to the commitment and quality of the BWT staff. The Management Board wishes to thank the highly committed BWT team for its extraordinary contribution to the successful ongoing development of the Best Water Technology Group in a testing economic environment.

Further growth through recent innovations

Research and Development

Innovative fundamental technologies and continuous improvement of products reflect BWT's strategy "Growth through Innovation". The Best Water Technology product range demonstrates the Group's unique innovative strength in water treatment technologies.

Commitment to research and development has been continuously intensified for a number of years. Resource-preserving products and processes in line with the optimisation of economic efficiency and ecology are the basis for market leadership and sustained growth. The Best Water Technology Group runs research facilities in France, Germany, Austria and Switzerland. R & D focuses on fundamental research and continuing enhancement of existing products and procedures.

Developments of particular relevance in the 2003 financial year included:

- **New procedures for demanganisation of mineral water**

The removal of manganese from mineral water is normally carried out using ozone. The water then is brought into direct contact with air containing ozone.

As of 1 July 2004, this type of mineral water demanganisation will be subject to labelling. Unfortunately, ozone has a negative image among consumers; many companies therefore prefer to avoid putting this information on the label and are looking for alternative technologies. BWT began, early on, to focus its attention on these new requirements and can offer the mineral water industry two new process developments, one of which has already been registered for patent. Both processes are now successfully being employed at several reknowned mineral water sources.

- **Procedure to remove radium**

Drinking water can be contaminated with radium, which is radioactive and can only be removed through adsorptive processes. A lengthy series of tests showed that the BWT in-house filter material, minolith, is excellently suited to the removal of radium. The research study was officially supported and recognised by a reknowned institute. Minolith is a natural material, i.e. material that is not synthetic, which can be used in virtually any drinking water application.

- **Filter for removing Legionella bacteria at the point-of-use**

Another focal point in the financial year 2003 was the further development of products and technologies to ensure drinking water quality. In order to remove Legionella bacteria from drinking water at the point-of-use (POU), a filter was developed from dead-end hollow fibre micro-filtration membranes, whereby the permeation threshold is well below the size of all common bacteria. The B-SAFE micro-filter can be used as a shower head with an integrated filter, or the filter can be installed between the mixing valve and the shower head.

With its future-oriented product developments, BWT is continuing to set new standards for the global water market and is making a significant contribution to a healthy, modern, ecologically oriented world in line with our motto: "BWT Water Technologies for a Better Life".

Risk management

In order to monitor financial risk, BWT has further optimised Group Controlling in which economic success and deviations from multi-level targeted goals are measured on a regular basis according to standard criteria. In order to keep risks from interest rate changes and exchange rate changes to a minimum, interest and foreign currency management is organised across the Group and constantly monitored by the central treasury.

In order to further expand risk controlling, while securing and increasing shareholder value over the long term, Group-wide risk management was introduced in the 2003 financial year, which also comprises comprehensive analysis of operating and default risks. Material risks are covered by standard insurance; the Management Board currently is not aware of any risks that could threaten the continued existence of the company.

Outlook

Sales and earnings increase expected for 2004

Based on the encouraging signs of a global economic upturn and, above all, the much improved market outlook in the industrial business area, the BWT Management Board expects both sales and earnings to increase in the 2004 financial year.

In the Aqua Ecolife Technologies segment, this optimism is underpinned by the expected economic recovery in Germany, continued growth in France, the opportunities now presented in the Eastern and Central Europe countries, and the market launch of the BWT hygiene products with innovative solutions for legionella-related problems.

The industrial and municipal segment Aqua Systems Technologies should be in a position to benefit primarily from the increase in investment activities in the semiconductor industry and in the energy sector. New orders received in January 2004 support this expectation and, in the first few months of the new business year, are already securing a satisfactory utilisation of existing capacities. In the less economically-dependent areas of pharmaceuticals, food and beverages, and in the municipal sector, we expect the improvements witnessed in recent years to continue.

In addition to increasing sales and earnings, the 2004 business year will see the BWT Group concentrating its efforts on the continuation of the "Cash-positive programme" and a further reduction of gearing to below 55%.






BWT
BWT
BWT




B-SAFE universal
B-SAFE universal
B-SAFE universal
BWT
BWT
BWT



AQUA ECOLIFE TECHNOLOGIES

AET 03

Aqua Ecolife Technologies (AET)

SEGMENT REPORT

Products, markets, strategy
BWT is offering its customers future-oriented, environmentally friendly products and technologies for safe, clean and healthy water.

The **Aqua Ecolife Technologies** segment supplies systems for the treatment of drinking water, cooling and air-conditioning system water, and swimming pool water for single or multiple family houses, housing developments, hotels, hospitals, sports facilities, homes for the elderly, municipalities, as well as industry and commerce.



BWT is represented all over Europe and, with a market share of over 30%, is the market leader in Europe.

Innovative technologies for safety, hygiene and health

Consumers' growing need for safety and quality of life is reflected not least in the increasing demands relating to the quality of drinking water. Safety, hygiene and health are the key factors in AET activities, from fundamental research to sales and after-sales service.

A focal point of activities in 2003 was therefore the further development of products and technologies to ensure drinking water quality. In particular, the new EU Drinking Water Directive calls for more stringent monitoring by the operators of a water supply system. Attention here is drawn increasingly to the hygienic conditions of the overall system – since water, as our most important life resource, can also be a means of transporting pathogen bacteria and, under favorable conditions, can also be a breeding ground for rapid bacteria multiplication. Recently, the growing number of incidences of legionella in hot water systems in particular have led to increased sensitivity among operators.

BWT's R & D departments are working on the development of modern products and concepts and are therefore setting the technical standard throughout Europe. To secure and improve the quality of drinking water in single and multiple family houses, we offer protective filters, water softeners, mineral aggregate dosing systems, nitrate reduction devices, disinfection plants, and physical limescale protection systems including the innovative AQA total technology.

The BWT range of products and services covers innovative devices for maintaining the health and quality of plumbing systems (point-of-use technologies which remove harmful heavy metals from the drinking water, or stabilize limescale, respectively, including the filter series Infinity, Diago 18, Avanti and Calfi, the limescale protection device series AQA total, and the soft water or corrosion protection systems Bewamat Bio, Euromat and Bewados).

The BWT hygiene management offers advanced products for the elimination of Legionella bacteria in plumbing systems, humidifiers, air conditioning systems, and cooling towers, such as Legiomed, Legiosan, B-SAFE, Coolzon, PairOx. The BWT product range ist completed by innovative technologies in the wellness and swimming pool area.



Competent know-how partner for industry and commerce
Individual solutions with standardised high-tech components are an important part of the philosophy that has made BWT's commercial and industrial technology one of the leading European suppliers of water treatment systems in industry, commerce, hotel, trade, municipalities, and hospitals.

To secure this position, an experienced team of engineers and process technicians is working continuously on the optimisation of products and procedures in order to ensure the most economical use, taking into consideration our customers' highest ecological demands. Irrespective of whether we install a system for industry or the health sector, the highest level of technical availability, the best water quality and optimum operating costs are the basis for the satisfaction of our customers.

Our product range for commercial and industrial technology covers filters, dosing pumps, softeners, partial and full desalination plants, membrane technology – reverse osmosis, nano-, micro- and ultrafiltration – deferrisation, demanganisation, deacidification and denitrification systems, decarbonisation systems, electrodialysis, diffusion dialysis and electrical chlorine disinfection systems, and testing devices.

For industry and municipalities, we offer customised systems with process and waste water technology, as well as drinking and swimming pool water technology.

High international standing due to successful "multi-brand strategy"
With its well-known brand names such as BWT, Cillit, Permo, Christ, or HOH, BWT follows a successful multi-brand strategy. What all our different brands have in common: the innovative power of the market leader BWT offering the highest level of quality. A lot of attention is given to the regional needs of our various international markets.

As a result of the multi-brand approach, as well as the series of economic and ecological product advantages, BWT has been able to continually expand its market shares in most regions in the AET segment despite the difficult prevailing economic conditions. The extensive product programme, unique technologies and strong brands are the mainstays for the continued expansion of BWT's market presence. There is high growth potential in Europe, especially in the EU accession countries.

Best service quality guarantees long-term customer loyalty
BWT's comprehensive customer service operates under the brand "Aqua Service" in a number of countries. A close network ensures efficient and competent services relating to all fields of water treatment. The range of services of "Aqua Service" is being further optimised and expanded on an ongoing basis.

Only an optimum service guarantees long-term maintenance of value and the reliable operation of a modern water treatment system, in line with the needs of our customers. This applies to individual customers, as well as to hotels, industry and municipalities.

Success with our strategic market partners sanitary wholesale and expert plumbers
The BWT sales organisation relies on close partnerships with its strategically important market partners sanitary wholesale and plumbers because we are convinced that the valuable resource of water is only a market for experts. BWT offers its partners extensive sales support as well as an ongoing training programme, the BWT hygiene academy, which was established specifically to provide our sales partners with detailed information on their areas of responsibility arising from the new EU Drinking Water Directive, state-of-the art know-how about drinking water hygiene, and the most recent technological developments in hygiene management.

RESULT 2003

As a result of the HOH acquisition, sales in the AET segment rose by 5.9% to 273.3 million € yoy. While sales increases were again achieved in France and Italy/Spain, BWT companies in Austria and Germany posted losses. Both Eastern Europe and Switzerland reported exchange rate losses, which in turn led to a sales decline of around 6%.

AET accounted for some two thirds of BWT Group sales, against almost 60% in the previous year. EBIT decreased by 3.8% to 25 million € yoy, primarily due to the negative operating result of the newly consolidated HOH companies. In the AET segment, 4.6 million € were invested in plants in 2003, and the number of employees rose from 1,717 to 1,948 compared to the previous year-end as a result of the intake of staff from HOH.







Sales
(in € million)


273.3
258.1
2003
2002

EBIT
(in € million)


25.0
26.0
2003
2002

AET key figures in € million	2003	2002
External sales	273.3	258.1
Internal sales	2.6	3.0
Total sales	275.9	261.1
EBITDA	34.0	35.7
Depreciation	9.0	9.7
Operating Profit (EBIT)	25.0	26.0
Assets	211.3	205.5
External funds	165.8	161.9
Investments in intangible and tangible assets	4.6	7.6
Employees	1,948	1,717

OUTLOOK 2004

With its future-oriented product developments, BWT is continuing to set new standards for the global water market and is making an important contribution to a healthy, modern, ecologically oriented world in line with our motto: "BWT Water Technologies for a Better Life".

The Aqua Ecolife Technologies segment is expected to continue its growth in 2004. This optimism is underpinned by the expected economic recovery in Germany, continued growth in France, the opportunities now arising in the Eastern European countries, and the international market launch of the BWT hygiene products, with the introduction of several innovative new solutions for tackling Legionella-related problems.













AQUA SYSTEMS TECHNOLOGIES

AST 03

Aqua Systems Technologies (AST)

SEGMENT REPORT

Products, markets, strategy

Water, in its various degrees of quality, is essential for many industrial production processes, where demands are constantly increasing from both a quantitative and qualitative perspective. With the Christ Water Technology companies and their innovative water technology programme, the business segment Aqua Systems Technologies (AST) completely covers the fields of drinking water, process water, ultra-pure water, and waste water for industry and municipalities.

Christ Water Technology holds leading market positions in Europe in a variety of industries, including semiconductor and electronics, pharmaceuticals and life sciences, food and beverage, as well as power. With modular components from modern production lines and intensive cooperation with technological partners from various industries, Christ is becoming the "preferred global supplier" for international customers.

Industrial and municipal water treatment is characterised, in particular, by the following trends:

- One-stop solutions – total water management – global service
- Chemical-free or chemical-reducing solutions
- Recycling technologies which save water and resources
- Innovative solutions for new environmental and health regulations
- Optimisation of economic efficiency and ecology

Accordingly, the AST range of services offers optimal, state-of-the-art solutions for processes and systems.







Lack of investment in the semiconductor sector

The negative trend in the semiconductor sector continued in 2003 and left a considerable mark on the result. Sales of € 17.7 million represent a decline of 61% yoy. In addition to the considerably lower sales, the margin situation in the semiconductor sector was characterised by price wars in the market. Significantly lower absorption called for capacity adjustments, and the semiconductor sector saw a personnel reduction of over 20%. In anticipation of a recovery in the semiconductor industry in 2004, personnel resources of highly qualified specialists were maintained, leading to a burden on the result. This resilience strategy was accompanied by short-time work in November and December.

To further strengthen competitiveness and market presence in the Asian region, the Shanghai location was expanded with the aim of increasing the local share in services and supplies. In addition, the sales organisation in Taiwan was expanded.

Market position in pharmaceuticals and life sciences secured
In the pharmaceuticals and life sciences division, the market position in Europe was further expanded. At € 34.4 million, sales increased slightly compared with the previous year. The weakness of the US dollar led to erosion of the margins and to a considerable decline in sales in international business. In order to remain competitive in the US Dollar zone, a participating interest in a US company active in the production of pharmaceutical plants in the US was acquired at the beginning of 2004. Other alliances in the Asian market are close to being realised.

Investment delay in the power sector
Sales of € 17 million in the power sector were 22% lower yoy. The main reason for this was a delayed investment decision in Eastern Europe. The sales force was expanded with regard to the rising demand for the renewal and refurbishment of existing plants.

Drinking water and sewage division stable
Sales in the municipal drinking water and sewage division remained constant at € 15.1 million.

New market opportunities in China for industrial process and waste water
The industrial process and waste water division generated sales of € 27.6 million, 6% above the figure for the previous year; however, this division had to cope with earnings problems due to the extremely competitive situation in a difficult economic environment. An initial order in China in a new field of application in the area of the galvanics industry led to considerable additional expenses. However, this preliminary investment is likely to lead to subsequent orders.

Food & beverages division proving resistant to crisis
Sales in the food and beverages division which had already risen considerably in 2002 were at € 30 million and are a solid basis for further expansion in this growth sector.

Sales and earnings overall significantly down on the previous year
The AST business segment generated considerably lower total sales in 2003 (€ 142.0 million) than in the previous year (€ 172.1 million). The order book level as at the year-end 2003 was € 69 million, significantly down on the previous year, and at an all-time low in the semiconductor division. In the meantime, this situation has already improved as a result of the orders won in January 2004. Sales in the services business have risen by 5%, its share in total sales is 14%.

Sales
(in € million)


172.1
142.0
2003
2002

EBIT
(in € million)


2003
0.2
2002
-10.2

AST key figures in € million	2003	2002
External sales	142.0	172.1
Internal sales	3.1	2.3
Total sales	145.1	174.4
EBITDA	-5.3	5.3
Depreciation	4.9	5.1
Operating Profit (EBIT)	-10.2	0.2
Assets	158.3	176.2
External funds	84.3	99.3
Investments in intangible and tangible assets	1.5	2.0
Employees	726	732

OUTLOOK

The AST report indicates a significant improvement for the financial year 2004. It is not only the semiconductor sector that is once again experiencing an upturn phase after more than two years; demand has also risen considerably in all other divisions.



After restructuring, the pharma- and life sciences division is better prepared than ever to significantly expand the business volume and the market position. The power sector also appears to be considerably more inclined to invest due to the shortage of electricity in many parts of the world.

The food and beverage division is also likely to remain a growth market in 2004.

The industrial process and waste water division is still waiting for gradual economic recovery; however, niches have been identified in this segment, which are expected to allow attractive growth in sales and returns. Patented innovations such as the zinc/nickel process for the galvanics industry or the removal of arsenic and fluoride from mineral springs represent additional growth opportunities.

Sustained positive development is expected to continue in the municipal drinking water and sewage division.

The production of the innovative Christ Water Technology water treatment systems is increasingly being organised globally and locally, respectively. Pharmaceutical systems production, in addition to the established sites in Switzerland and Germany, now also takes place with local partners in India, in the US and in China.

In 2004, further measures will be implemented to reduce the AST segment's dependency on the cyclical semiconductor business.













FUEL CELL MEMBRANE
TECHNOLOGIES

FCMT 03

Fuel Cell Membrane Technologies (FCMT)

SEGMENT REPORT

Products, markets, strategy

With its FUMATECH subsidiary, BWT has established itself on the future fuel cell market as a premier supplier of all required membrane technologies. FUMATECH holds the central position as to the heart of the fuel cell – the proton exchange membrane. These polymer membranes form the core element of the membrane electrode unit.



A large number of companies now develop and manufacture proton exchange membranes. Together with FUMATECH, these companies produce perfluorinated polymers, partially fluorinated polymers, doped heterocyclic polymers, polyaromatic polymers and ceramic materials for the manufacture of membrane electrode units. FUMATECH has transferred its product experience from the manufacture of conventional ion exchange membranes to fuel cell technology and is now able to offer excellent fluoric and non-fluoric membranes in rolls. These high-performance membranes are today used both in reformat/air fuel cells and hydrogen/air fuel cells, as well as in direct methanol fuel cells.

Membrane fuel cell components are classified by operational area and area of use. FUMATECH supplies fluoric and non-fluoric polymer membranes for low temperature fuel cells used at low moisturisation and at temperatures of up to 85°C (type 1). These membranes are predominantly used for small portable applications. FUMATECH provides the familiar inorganic/organic hybrid membrane (type 2) for use with medium temperature fuel cells in operation at temperatures of up to 125°C – usually without external wetting. These membranes are predominantly intended for use in both stationary and mobile applications and for the on-board supply in an APU (auxiliary power unit). FUMATECH and its research partners have comprehensively safeguarded this area of application in particular using patents. The current development work on non-fluoric membranes (type 3) will continue in another area of application, namely high temperature fuel cells in operation at up to 160°C without water. Finally, the direct methanol fuel cell for portable small applications is also of particular importance (type 4). The influence of both the membrane and the catalyst charging are crucial in determining the power density of a cell. The new membranes and the now standard membranes using inorganic/organic nano-particles in multi-matrix technology are distinguished by the low membrane thicknesses and low water and methanol permeability.

All membrane types mentioned are being used in the context of various collaborations under application conditions by potential customers.



The leading component supplier for the fuel cell industry

As an established membrane manufacturer, with its expertise in polymerisation, the functionalisation of polymers and the mass production of polymer membranes, FUMATECH presents itself as one of the leading component suppliers for the fuel cell industry. In addition to energy generation applications in fuel cells, electrolysis of water to produce hydrogen is regarded as an important market segment for proton exchange membranes. The available know-how and the production plants for the series production of flat membranes form a sound basis for the fuel cell business.

The medium-term strategy of FUMATECH includes the production and sale of proton exchange FUMAPEM polymer membranes already developed and the FUMION ionomers and ionomer solutions on which they are based. These can be used to immediately replace introduced and tested perfluorised membranes at a competitive price/performance ratio. These membranes therefore provide an excellent basis for the manufacture of state-of-the-art membrane electrode units.

FUMATECH sees particular potential in the patents and expertise relating to the manufacture of inorganic/organic multi-matrix membranes. In a long and intensive cooperation with universities, proton exchange nano-particles with an extremely large surface and exceptional proton exchange capacity were developed. These nano-particles can be adjusted to the requirements of the various operating conditions by molecular structuring in terms of size, shape and surface and can be processed for the patent-protected mixed-matrix membranes. Cost-effective inorganic proton conductors were also developed and patented, which are excellent in a water-free environment due to a high proton exchange capacity, and therefore fully meet the requirements of a medium temperature fuel cell.

R & D cooperations furture expanded

To ensure the sustainability of FUMATECH projects and the company's long-term market position, established joint research projects were extended into 2004 and expanded. In addition to the universities, the most important research partners include the Jülich Research Center and the Center for Solar Energy and Hydrogen Research Baden-Württemberg (ZSW). The objective of the ongoing work is to optimise products for operation at temperatures of up to 125°C without wetting and for direct methanol fuel cells. Moreover, innovative film concepts are being examined to optimise the cost of portable PEM fuel cells. In another cooperation with the Fraunhofer Institute for Solar Energy Systems (FhISE), a miniature electrolyser is being developed as a charging station for portable fuel cells. In addition, bilateral test programmes are conducted worldwide with users from the automotive industry, MEA and module producers and system suppliers for portable application. FUMATECH is also involved in the European FUERO cluster "Land Transport by Fuel Cell Technology" in centers of excellence in North Rhine Westphalia and Saarland, as well as in the "Brennstoffzelle" (fuel cell) Center of Excellence and Innovation in Stuttgart.

Further process in R & D

General expectations in terms of marketing membrane fuel cells initially focused on portable applications. In this context, FUMATECH made further progress with an improved generation of membranes for direct methanol fuel cells. Moreover, membranes qualified for use in hydrogen operation for portable electronic devices. Significant progress was also made in the field of catalyst membranes for small electrolysis devices for the provision of hydrogen.

In addition, further progress was demonstrated in membrane development for medium temperature fuel cells. The main focus of the work carried out in 2003 was on the preparation for serial production of hybrid membranes and the optimisation of manufacturing costs. FUMATECH continued steadfastly on its path as an independent component supplier and partner for all manufacturers of membrane electrode units (MEU). In addition to proton exchange membranes for various areas of operation, the product range includes the polymers and polymer electrolyte solutions necessary for manufacturing an MEU. The range is completed by membranes and porous diaphragms for electrolysis and membrane wetting.

RESULT 2003

Consolidated sales fell from € 0.8 million in the previous year to € 0.7 million in 2003, EBIT rose from € -1.9 million to € -1.3 million thanks to cost optimisation measures. The fuel cell activities were concentrated at the site in St. Ingbert. As a result of this restructuring, the number of employees decreased from 17 to 14.

Sales (in € million)


0.7
0.8
2003
2002

EBIT (in € million)


2003
2002
-1.3
-1.9

FCMT key figures in € million	2003	2002
External sales	0.7	0.8
Internal sales	1.5	0.3
Total sales	2.2	1.1
EBITDA	-1.1	-1.7
Depreciation	0.2	0.2
Operating Profit (EBIT)	-1.3	-1.9
Assets	1.9	2.6
External funds	1.6	3.9
Investments in intangible and tangible assets	0.2	0.0
Employees	14	17

Aqua Finance

SEGMENT REPORT

The "Aqua Finance" segment is responsible for optimising the real estate assets of the group and holding small strategically interesting financial participations.

The key ratios of the segment remained mainly unchanged in comparison with the previous year. The improved income from participations led to an increased contribution of 0.1 million € in consolidated earnings.

EBIT
(in € million)


0.1
0.1
2003
2002

Aqua Finance key figures in € million	2003	2002
External sales	0.0	0.0
Internal sales	0.0	0.0
Total sales	0.0	0.0
EBITDA	0.3	0.3
Depreciation	0.2	0.2
Operating Profit (EBIT)	0.1	0.1
Assets	8.7	8.3
External funds	3.2	3.2

The BWT share

In 2003, international capital markets initially experienced a sustained difficult economic environment. This was compounded by curbing factors such as the SARS crisis in Asia and the Iraq war. However, after a weak first quarter, the most important stock exchange indices began a sustained recovery. During the course of 2003, the FTSE World Index, the Dow Jones Index, and the DAX all improved significantly.

For the Vienna Stock Exchange, which showed a top performance in an international comparison, 2003 was an extremely successful year. The development of the ATX, which recorded a gain of almost 35% against 2002, was particularly remarkable. Since then, this positive trend has continued.



200%
180%
160%
140%
120%
100%
80%
60%
-ATX (scaled)
-BWT
01-2003
02-2003
03-2003
04-2003
05-2003
06-2003
07-2003
08-2003
09-2003
10-2003
11-2003
12-2003
01-2004
02-2004
03-2004

The development of the BWT share price was characterised by considerable fluctuations in 2003. Following a decline from € 9.70 to € 8.60 in the first quarter, the share recovered during the 2nd quarter. The share price decline after a profit warning on 24 July 2003 represented a buying opportunity for many investors, causing the share to recover rapidly and rise significantly during the course of the fourth quarter. On December 30, the share price was € 14.79, corresponding to an increase of 53.3% against the 2002 year-end closing price.

As at 30 December 2003, the weighting of the BWT share in the ATX index was 0.83%, while in the ATX Prime Index it was 0.73%.

In 2003, BWT shares in the amount of € 164 million were traded on the Vienna Stock Exchange, corresponding to a decline of 36% yoy. Unit sales totalled 14.4 million in 2003, 1.4% up against the 2002 figure. The daily average was 58,186 shares, which was slightly below the previous year's figure. For the first time, over-the-counter (OTC) sales for Prime Market companies were published by the Vienna Stock Exchange and the Austrian Financial Market Authority. OTC sales of the BWT share in 2003 amounted to € 78.8 million, corresponding to 32.5% of the total sales of the BWT share (€ 242.8 million).

Shareholder structure


YSRO
31.6%
Free float
49.5%
BWT
Trust
18.9%

Since December 2001, BWT shares have also been available in the US through an ADR Level 1 Program, allowing US institutional investors easier access to buying and trading the share.

The number of shares remained unchanged at 17,833,500 compared with the previous year. The free float is 49.5%, the BWT Trust holds 18.9%, and the YSRO holds 31.6%.

The BWT share	2003	2002
Share category	Bearer shares	Bearer shares
Number of shares (in 1,000)	17,833.5	17,833.5
Free float	49.5%	49.5%
Trading volume (in € million)	164	256
Unit sales (in 1,000)	14,372	14,192
Average unit sales/day	58,186	58,435
Dividend per share	0.24	0.24
Earnings per share	0.43	0.85
Cash flow per share	1.61	1.79
Performance		
High (in € million)	14.84	29.81
Low (in € million)	8.60	8.39
Closing price (in € million)	14.79	9.65
P/E (closing price) (in € million)	34	11
Market capitalisation (in € million)	264	172

Investor relations

The future market of water holds extremely interesting prospects for investors with a long-term perspective. Following a number of major financial scandals of unprecedented scope, and considering people's increasing environmental consciousness, the demand of both retail and institutional investors for sustainable investment opportunities is growing.

In view of the increasing shortage of water worldwide, water treatment - and therefore the contribution of BWT's product and technology range for coping with the problems linked with this lack of water - is rapidly gaining in importance.

The BWT share is therefore increasingly becoming the focus of attention for investors oriented toward sustainable investment. In turn, ethical/ecological funds have become a key target audience for BWT's investor relations activities. The BWT share is already represented in the portfolios of numerous funds specialising in water, environment, and sustainability.

The focus of BWT's investor relations efforts was adapted accordingly, as one of the top priorities of BWT's investor relations is to strengthen communication in this area and offer an increased service level. In order to meet the demands of the international financial community in this respect, BWT will shortly publish its first Sustainability Report. BWT also intends to intensify its IR focus on mid- and small-cap funds.

In addition to the positive share price development, the growing interest in the BWT share is also being reflected in an expanding coverage by major investment banks and brokerage firms:







In addition to the Austrian investment banks BANK AUSTRIA CREDITANSTALT AG, ERSTE BANK AG and RAIFFEISEN CENTROBANK AG, which have been covering BWT for many years, DEUTSCHE BANK AG, COMMERZBANK, UBS WARBURG and ABN AMRO are now also regularly monitoring BWT's company development.

The BWT homepage was again redesigned in 2003 and provides interested BWT shareholders with all relevant information. Besides contact via the internet, BWT shareholders can also directly contact BWT management and our IR team. We invite you to take advantage of this opportunity, using the following phone numbers:

Tel: +43/6232/5011-DW 1110	Andreas Weissenbacher, Chief Executive Officer
+43/6232/5011-DW 1112	Gerhard Speigner, Chief Financial Officer
+43/6232/5011-DW 1113	Sabine Ohler, Investor Relations Officer
investor.relations@bwt.at	

You can find all current information about the Best Water Technology Group on the BWT website under **www.bwt-group.com**, where you also have the option to sign up for our regular news service.

Important capital market information on the BWT share:

Financial Calendar 2004:

Annual Results	2 April 2004
Annual General Meeting	28 May 2004, 10:00 am, Schloss Mondsee
Ex-dividend date	4 June 2004
Dividend payment date	11 June 2004
Letter to Shareholders I/2004	14 May 2004
Letter to Shareholders II/2004	13 August 2004
Letter to Shareholders III/2004	19 November 2004

Vienna:

ISIN:	AT0000737705
Reuters Code:	BWTV.VI
Bloomberg Ticker:	BWT AV
Specialist:	Raiffeisen Centrobank AG
Max. Spread:	2%
Min. Size:	3,500 units
Market Maker:	Bank Austria Creditanstalt AG, Erste Bank AG, Oberbank AG

New York:

The Bank of New York American Depositary Receipt (ADR) Level 1

Ratio:	1 ADR = 1 share
Exchange:	OTC
Symbol:	BWTAY




'86 '70 '74 '78 '79
'88 '90 '91









BWT Group
according to IFRS

(International Financial
Reporting Standards)

ANNUAL FINANCIAL STATEMENTS 03

I. BWT Group: Consolidated balance sheet as at December 31, 2003

ASSETS	Note	31.12.2003 in € 1000's	31.12.2002 in € 1000's
Intangible assets	(8)	54,939.5	58,943.6
Tangible assets	(8)	69,000.8	73,406.2
Financial assets	(9)	6,660.9	3,353.0
Fixed assets		130,601.2	135,702.8
Inventories	(10)	52,000.2	45,123.8
Trade receivables	(11, 12)	124,636.2	136,053.8
Other receivables	(13)	15,721.6	16,360.2
Liquid funds	(14)	16,327.7	19,506.5
Current assets		208,685.7	217,044.3
Deferred taxes	(15)	11,057.3	8,464.4
Prepaid expenses		1,723.8	1,988.0
TOTAL ASSETS		352,068.0	363,199.5

EQUITY AND LIABILITIES

	Note	31.12.2003 in € 1000's	31.12.2002 in € 1000's
Share capital		17,833.5	17,833.5
Capital reserves		17,095.8	17,095.8
Retained earnings		90,431.2	87,040.1
Difference from currency translation		-1,056.6	1,427.2
Equity	(16)	124,303.9	123,396.6
Minority interests	(16)	860.4	805.2
Provisions for social overhead capital	(17)	23,515.1	21,813.3
Deferred accrued taxes	(15)	5,464.5	6,379.0
Current accrued taxes		3,215.7	1,741.8
Other accruals	(18)	35,101.7	31,148.2
Accruals		67,297.0	61,082.3
Loans	(19, 20)	17,000.0	17,000.0
Interest-bearing financial liabilities	(20, 25)	77,606.5	93,543.0
Trade liabilities	(20)	34,413.8	37,540.8
Other liabilities	(20)	27,628.7	26,390.7
Liabilities	(20, 25)	156,649.0	174,474.5
Deferred income	(21)	2,957.7	3,440.9
TOTAL LIABILITIES		352,068.0	363,199.5

II. BWT Group: Consolidated profit and loss account for the 2003 financial year

	Note	2003 in € 1000's	2002 in € 1000's
SALES	(1)	415,966.5	431,046.0
Other operating income	(2)	4,883.9	5,347.0
Change in inventory of finished and unfinished products		202.8	-1,974.1
Other capitalised labour, overheads and material		639.6	475.0
Materials and purchased services	(10)	-192,107.5	-203,651.6
Personnel costs	(3)	-130,131.5	-121,463.6
Depreciation	(4)	-14,400.4	-15,295.9
Other operating expenses	(5)	-71,432.1	-70,118.2
RESULT FROM OPERATING ACTIVITIES		13,621.3	24,364.6
Financial result	(6)	-2,971.8	-4,330.5
Income from group companies		743.4	352.3
EARNINGS BEFORE TAX		11,392.9	20,386.4
Taxes on income	(7, 15)	-3,495.2	-4,733.0
EARNINGS AFTER TAX		7,897.7	15,653.4
Income from minority shareholders	(16)	-213.9	-486.9
RESULT FROM ORDINARY BUSINESS ACTIVITIES		7,683.8	15,166.5
CONSOLIDATED EARNINGS		7,683.8	15,166.5
Earnings per share (in €):	(26)		
Undiluted		0.43	0.85
Diluted		n/a	n/a
Number of shares issued		17,833,500	17,833,500

III. BWT Group: Cash flow statement for the 2003 financial year

	Note	2003 in € 1000's	2002 in € 1000's
+ Profit for the accounting period		7,683.8	15,166.5
- Profit/loss from the sale of fixed assets		-200.5	-251.5
+- Depreciation on/additions to tangible assets		7,784.1	8,077.0
+- Depreciation on/additions to intangible assets		6,616.3	7,218.9
+- Depreciation on/additions to financial assets		95.4	212.2
+ Allocation/write-back of long-term accruals		-764.1	1,579.8
CASH FLOW from result		21,215.0	32,002.9
- Increase/reduction in inventories, including advance payments		-1,242.4	12,278.0
- Increase/reduction in trade receivables, deferred taxes and prepaid expenses		20,569.6	-10,759.2
+ Increase/reduction in advance payments received and deferred income		-475.5	329.0
+ Increase/reduction in trade payables, bills payable, Group and other liabilities		-12,833.1	1,976.7
+ Increase/reduction in short-term accruals (including allocation of deferred taxes)		1,499.9	-4,194.6
CASH FLOW from operating activities	(23)	28,733.5	31,632.8
- Investments in intangible and tangible assets		-6,313.9	-8,679.8
- Investments in financial assets		-143.1	-518.7
+ Disposals of assets and other financial investments		1,024.8	2,367.2
- Additions of fully consolidated companies		-2,676.0	-1,810.3
CASH FLOW from investment activities	(24)	-8,108.2	-8,641.6
- Dividends paid out		-4,280.0	-3,703.3
+ Change in minorities		42.6	-88.9
+- Change in notes payable		174.4	33.6
+- Change in long-term financial liabilities		-3,201.7	-10,006.2
+- Change in short-term liabilities		-16,849.9	-10,291.5
CASH FLOW from financing activities		-24,114.6	-24,056.3
+- Cash flow from operating activities		28,733.5	31,632.8
+- Cash flow from investment activities		-8,108.2	-8,641.6
+- Cash flow from financing activities		-24,114.6	-24,056.3
Change in liquid funds		-3,489.3	-1,065.1
+ Initial inventory of liquid funds		19,506.5	19,529.9
+- Change in scope of consolidation		594.0	524.8
+- Impact of exchange rate differences		-283.5	516.9
Final inventory of liquid funds		16,327.7	19,506.5
Breakdown of liquid funds			
Cash, checks, deposits with banks		15,888.5	19,441.2
Securities included in current assets		439.2	65.3
		16,327.7	19,506.5

IV. BWT Group: Changes in shareholders' equity

	Share capital in € 1000's	Capital reserves in € 1000's	Retained earnings in € 1000's	Currency translation differences in € 1000's	Total in € 1000's
As at January 1, 2002	17,833.5	17,095.8	75,338.4	910.3	111,178.0
Consolidated earnings	0.0	0.0	15,166.5	0.0	15,166.5
Dividend payment	0.0	0.0	-3,703.3	0.0	-3,703.3
Currency translation	0.0	0.0	0.0	516.9	516.9
Receivables from minority interests	0.0	0.0	238.5	0.0	238.5
As at December 31, 2002	17,833.5	17,095.8	87,040.1	1,427.2	123,396.6
Consolidated earnings	0.0	0.0	7,683.8	0.0	7,683.8
Dividend payment	0.0	0.0	-4,280.1	0.0	-4,280.1
Currency translation	0.0	0.0	0.0	-2,483.8	-2,483.8
Receivables from minority interests	0.0	0.0	-12.6	0.0	-12.6
As at December 31, 2003	17,833.5	17,095.8	90,431.2	-1,056.6	124,303.9



Notes to the BWT Group Consolidated Financial Statements





BWT GROUP

03

V. Notes

These annual financial statements of BWT AG, located in Mondsee, Austria, were prepared in line with the principles of the International Accounting Standards Board (IASB) effective at the balance sheet date. The consolidated financial statements comply with the terms of Para. 245a Austrian Commercial Code which states that where a parent company prepares consolidated financial statements and a group management report according to internationally recognised principles, it is exempted from its obligation to prepare financial statements on the basis of the national regulations of the Commercial Code.

The consolidated financial statements are in line with the directives of the European Union regarding consolidated financial statements (Directive 83/349/EEC).

In interpreting the IAS, the interpretations of the Standing Interpretation Committee (SIC) were taken into account.

The entire financial statements for the 2003 financial year are prepared in € 1000 (rounded in line with commercial rounding methods). When adding rounded amounts and percentages, the use of automated calculation aids may result in differences due to rounding.

Differences between IFRS and Austrian accounting principles

As Austrian accounting legislation stresses the protection of creditors, the principle of commercial caution has been accorded a significant role. Equally, the appropriateness of the company's commercial financial statements for tax purposes leads to corresponding influences on financial statements compiled in line with the Austrian Commercial Code.

In contrast, the primary aim of accounting according to IFRS is the provision of information relevant for the decisions taken by shareholders and investors. As a result, in IFRS, the comparability of financial statements - over a period of time, as well as among companies - is given a higher priority than in the Austrian Commercial Code.

Goodwill arising from consolidation

In IAS 22, goodwill arising from capital consolidation is capitalised and written off over its useful life, while the Austrian Commercial Code also allows goodwill to be offset against reserves.

Tangible and intangible assets

In commercial legislation, the lengths of depreciation periods and periods of useful life are characterised by the principle of commercial caution. IFRS demand an ongoing reassessment of the actual useful lives. This leads to a tendency of applying longer useful lives in IFRS valuations. In order to evaluate any necessary need for write-downs, an impairment test in accordance with IAS 36 is to be carried out.

Finance leases

While in the allocation criteria laid down by the Austrian Commercial Code, leasing contracts are usually qualified as operating leases with the leased object continuing to be owned by the lessor, IAS 17 (revised 1997) calls for a valuation from a commercial viewpoint and not a valuation based solely on the contractual relationship. In certain cases, a leasing contract may therefore be classified as a finance lease which is to be allocated to the lessee in whose financial statements it is to be stated as an asset at book value, with the obligations to the lessor being recorded as a liability.

Inventories

In inventories, write-downs as a result of decreased market prices are only carried out if the book values are not covered by their sales prices.

Receivables from contract manufacturing

In Austrian accounting legislation, sales and profit are only to be realised after the complete delivery of the goods or services to the customer (completed-contract method). In accordance with IAS 11 (revised 1993), long term orders can be accounted for using the percentage-of-completion method which takes into account delivery progress with proportionate realisation of profits, with the degree of completion either derived from a detailed project progress report (stage-of-completion method), or computed from costs incurred in relation to the estimated total cost of the project (cost-to-cost method).

Financial assets

Short term financial assets are posted at market values (prices at the balance sheet date). In contrast to the Austrian Commercial Code, any write-up in the value of the asset is not restricted to its original purchase price.

Valuation of foreign currencies

There is a difference between the two accounting methods in the assessment of unrealised profits from foreign currency valuations on the balance sheet date. In Austrian law, only unrealised losses are to be accounted for in keeping with the imparity principle, while in IFRS unrealised gains must also be accounted for, with currency fluctuation therefore impacting on results in every case. According to IFRS, unrealised currency gains or losses from intra-group loans are to be offset against equity without being taken through the profit and loss account.

Deferred taxes

The tax effects of the differences in timing between tax financial statements according to Austrian law and the IFRS financial statements are represented by setting up deferred tax positions. With IFRS, deferred tax assets are also to be formed for tax loss carry forwards, if these losses are expected to be utilised by future taxable profits.

Personnel provisions

In the Austrian Commercial Code, provisions for pensions are formed without regard to increases in salaries, using the partial-value method and a discount rate, generally of 6%. The valuation of future severance payments and anniversary bonuses is generally carried out using actuarial discount rates of 4% or 5%, not the actual increases in salaries. In line with IAS 19 (revised 1998), personnel provisions (provision for pensions and similar obligations, provisions for severance payments, provisions for anniversary bonuses) are calculated according to the projected-unit-credit method. The interest rate is determined by deploying current long-term interest rates in the capital markets at the balance sheet date, with future salary increases being taken account of for the period to the employees' retirement. As a result, during its accumulation phase, the provision increases more rapidly than if the partial value method proscribed by Austrian Commercial Law were used.

Other provisions

The definition of provisions in IFRS is based on a different understanding of the principle of caution compared with Austrian commercial law. According to IFRS, the value of the provision is determined by the value that has the highest probability, and not – as is the case in Austrian commercial law – the value arising from applying the principle of commercial caution. While the formation of expense reserves is permissible in Austrian commercial law, they are not permitted in IAS 37.

Extended publication requirements, duty to provide information

Within the framework of IFRS accounting, there is an obligation to provide detailed explanations in the notes on individual positions of the balance sheet, the profit and loss account, the cash flow statement and the development of equity. The objective is to convey a true and fair view of the company in the annual financial statements. Beyond this, there are further information requirements, in particular regarding the business divisions, associated companies and derivative financial instruments, which are not covered by Austrian commercial law.

General notes

Fundamentals

The BWT Group, headquartered in Mondsee, Austria, is Europe's leading water treatment technology group, offering water treatment products and problem solutions for the entire water cycle, "from source back to earth". The innovative product range corresponds to the state-of-the-art and is optimised in line with ecological and economic criteria.

BWT Aktiengesellschaft has a worldwide presence through 64 subsidiaries and had 2,688 employees as of December 31, 2003.

The business activities are divided into four divisions:

Aqua Ecolife Technologies:	In this business division, BWT offers innovative water technology products for the treatment of drinking water, process water, and swimming pool water (filter technologies, limescale protection, softeners, disinfection etc.)
Aqua Systems Technologies:	This division concentrates on customer-specific high-tech water treatment systems. The focus is on the pharmaceutical industry, the semiconductor industry, the food and beverage industry, the power generation industry, as well as the treatment of municipal drinking and waste water.
Fuel Cell Membrane Technologies:	This business division concentrates on the development and the distribution of so-called „proton exchange membranes", the heart of the new energy source "fuel cell".
Aqua Finance:	This division covers real estate administration and other financial participations.

The accounting methods of the companies included in the scope of consolidation are based on the uniform accounting rules of the BWT Group.

The financial statements of all material companies and those national or international companies which require an audit on the basis of their respective national legislation, were audited by independent auditors and given unqualified audit opinions. The correct transition of the commercial accounts into individual financial statements according to IFRS compiled to unified group guidelines was also confirmed.

In keeping with IAS 27, the balance sheet date of the consolidated financial statements is identical with the balance sheet date of the parent company. The annual financial statements of companies fully and partially consolidated were prepared on the basis of historical purchase and production costs. In order to improve clarity of presentation, certain positions of the balance sheet and in the profit and loss account were combined. A detailed presentation is supplied in the notes.

Scope of consolidation

An overview of the material consolidated companies can be found in appendix V.1. Apart from BWT AG, the consolidated financial statements include 62 fully consolidated companies (previous year: 56). One company was consolidated at equity (previous year: 1) and one company was consolidated on a pro-rata basis (previous year: 1).

The scope of consolidation during the 2003 reporting year developed as follows:

Position on January 1, 2003	59
First-time consolidation in the reporting year	9
Merged during the reporting year	-
Deconsolidated in the reporting year	-3
Position on December 31, 2003	65

Shares in consolidated companies owned by minorities are stated separately. The shares in profit included in the profit and loss account but allocated to minorities are identified separately in the profit and loss account.

Major acquisition activities

As of July 1, 2003, BWT AG acquired 100% of the shares of Danish HOH Water Technology A/S, including a total of 7 subsidiaries in Denmark, Sweden, Norway, and Finland.

Consolidation method

Capital consolidation is carried out using the book-value method. The acquisition cost of purchased shares is netted against the book values at the point in time of purchase of the proportion of equity in the purchased subsidiary. Differences arising as assets from first-time consolidations are carried as goodwill and are subject to scheduled straight-line depreciation depending on the length of its useful life. Differences arising as liabilities from first-time consolidation, which result from negative expectations of future earnings, are classified as other provisions.

Differences arising as liabilities from capital consolidation are shown as negative goodwill (see appendix V.2.) and the value of the acquired depreciable asset is written back in line with its expected useful life.

Inter-company receivables and liabilities, expenses and earnings as well as intra-group earnings are eliminated if they are not immaterial.

For the associated company consolidated using the equity method, the same equity consolidation principles apply as to full and pro-rata consolidation, with the latest available annual financial statements used as the basis for consolidation. For the company included at equity, local valuation methods with immaterial modifications are used.

For shares in companies in whose business policies the parent has substantial influence (associated companies), the percentage of profits is proportionate to the percentage of equity held (equity method). In this case, the value of any dividend payments is reduced by the proportionate amount. Material intra-group earnings and losses are eliminated.

Currency translation in the Group

Currency translation of foreign accounts is carried out using the concept of functional currencies. This is the respective national currency in every case, as the companies operate their businesses independently in financial, commercial and organisational terms.

Apart from equity positions, all the balance sheet positions were translated at the current exchange rate on December 31, 2003. The individual positions of the consolidated foreign companies' profit and loss accounts were translated at the weighted-average exchange rate of the period. Differences from currency translation of the proportionate equity are reported as a component of retained earnings. Where a foreign company is deconsolidated, the differences from currency translation are reported in the profit and loss account.

The principal currencies' exchange rates used for currency translation (outside the Euro-zone) developed as follows:

		Current exchange rate		Weighted-average exchange rate	
		31.12.2003 €	31.12.2002 €	2003 €	2002 €
100	Swiss Franc	64.12	68.71	65.65	68.19
100	British Pound	141.34	153.85	144.31	158.93
100	Hungarian Forint	0.38	0.43	0.39	0.41
100	Polish Zloty	21.21	24.78	22.58	25.92
100	Czech Koruna	3.07	3.18	3.13	3.26
100	American Dollar	79.30	95.23	87.70	105.46
100	Danish Krone	13.43		13.46	
100	Swedish Krona	11.00		10.95	
100	Norvegian Krone	11.93		12.45	

Accounting and valuation principles

Intangible assets and tangible assets

Intangible and tangible assets are valued at their purchase or production costs, reduced by scheduled straight-line depreciation. The production costs, in addition to unit costs, contain appropriate proportions of material and production overheads. Expenses relating to general administration and interest payable are not capitalised.

Assets are depreciated from the point in time at which they begin to be operated. Straight-line depreciation is charged over the expected useful life of the respective asset. For assets where operations commence during the first six months of the accounting year, a full year's depreciation is charged; otherwise six months' depreciation is charged. In determining the expected useful life of an asset, the expected economic or technical lifetime is taken into account.

Assets with a value of below € 400 (assets of minor value) are depreciated in full during the year of acquisition and immediately treated as disposals in the schedule of fixed assets.

In the case of probable permanent value impairment, non-scheduled depreciation is carried out. In order to examine the valuation of the items in the tangible asset category, we carry out an impairment test. Here the higher of the net disposal value and useful value which is calculated as the present value of the associated future financial inflows and outflows is compared against the current book value. If the book value is higher, an impairment to the lower value is carried out. If the reasons for the implementation of non-scheduled depreciation no longer apply, the asset is written up to a value no higher than its purchase or production prices less scheduled depreciation. Maintenance is carried as expenditure as long as it does not materially alter the nature of the asset in question.

A difference in value arising from first-time consolidation is carried as goodwill and subject to scheduled depreciation in line with the expected useful life. Additionally, the remaining goodwill is compared to its economic value on each balance sheet date. Any decreases in the future value are booked as non-scheduled depreciation.

For intangible assets constructed by the company, the production time is divided into a research and development phase. Costs incurred during the research phase are charged to the profit and loss account immediately. Expenses arising during the development phase are capitalised as intangible assets (in line with IAS 38), if certain conditions relating to the future use of the disbursed expenses apply, above all the technical viability of the developed product or process. The valuation of assets constructed by the company is carried out using production costs less scheduled and unscheduled depreciation.

The depreciation of intangible assets and of consumable assets is performed on a straight-line basis over the expected economic lifetime of the respective asset.

Tangible and intangible assets

When evaluating the depreciation rates, the following economic lifetimes were assumed. These are unchanged from the previous year:

	Useful life in year From	To
Intangible assets		
Goodwill	3	20
Software	3	5
Patents, trade marks	5	10
Tangible assets		
Buildings	20	50
Investments in buildings of third parties	10	20
Machinery	3	10
Business equipment	3	10

Leasing and rental properties

Leasing and rental contracts in which all risks and rewards arising from the use of the asset are being transferred to the Group, are treated as financing leases. At the point in time of purchase, the assets underlying the respective leasing or rent contracts are capitalised at the current value of future leasing or rental installments at purchase and depreciated over the duration of the lease period. The capitalised assets are offset by the net present values of the future liabilities arising from the unexpired portion of the leasing or rental contract as at the balance sheet date.

Assets used as a result of any other leasing or rental contracts are treated as operating leases with assets remaining the property of the lessor or owner. Rental payments are carried as expenses in the profit and loss account.

Financial assets

Financial assets are not held for trading purposes (see Note 9). If the actual intention and ability to hold the asset to maturity exists, the asset is valued at purchase cost, and reduced by write-downs in the case of a permanent impairment of value. If the reasons for the implementation of a write-down no longer apply, the asset is written up to a value no higher than its purchase prices.

All the securities classified as financial assets are deemed to be available for sale. They are valued at purchase cost at the point in time of their acquisition and in later periods, at their respective current market values. Changes in values are recorded in reserves, and only at the point in time of their sale is a profit or loss realised in the profit and loss account. Market values of securities are the values on the stock market on the balance sheet date.

Other participations, for which a market value cannot be determined without a considerable effort, are valued at purchase cost reduced by any necessary extraordinary write-down.

Inventories

Valuation of inventories is carried out using the lower of purchase or production costs or current values. Specifically, write-downs of inventories are not carried out if the book values are covered by the sales prices of the assets. The consumption of primary energy and raw materials and supplies was calculated using the average-cost method. If the turnover of certain stock is deemed to be too low, write-downs are carried out if necessary.

Receivables

Trade receivables and other short-term receivables are valued at nominal value or acquisition cost, if necessary reduced by value adjustments. Tax receivables are netted against tax liabilities if they are owed to the same tax authority.

Receivables from long-term orders

In keeping with IAS 11 (revised 1993), long-term orders are accounted for using the percentage-of-completion method with pro-rata realisation of earnings, whereby the degree of completion is calculated using the cost incurred to date in relation to total estimated costs (cost-to-cost method).

Cash and liquid funds

Short-term financial assets (cash in hand and at bank) are carried under the heading cash and valued at current value.

Provisions

The valuation of pension provisions and provisions for similar obligations, severance payments and anniversary bonuses is made using the projected-unit-credit method. In this method, the expected benefits to be made by the company are distributed over the number of years of service with the company until retirement age. Salary increases expected in the future are taken into account. The amounts to be provisioned are calculated by an actuary for each balance sheet date on the basis of an actuarial study. As these benefit-orientated obligations are not tied to individual assets, they are valued in their full amounts.

Calculation of provisions for deferred taxes is carried out using the liability method and the tax rate which is to be expected from the situation of the limited time differences in line with the position on the balance sheet date. Other provisions are formed individually at the level of the uncertain liabilities, whereby the amount that has the highest probability of arising, is used.

Liabilities

Liabilities are carried at the higher of acquisition cost or repayment value. Liabilities in foreign currencies are valued at the current exchange rate of the currency concerned on the balance sheet date, or at the hedged exchange rate. Arrangement fees for loans are capitalised and written off over the duration of the loan.

Currency translation

Assets and liabilities accounted for in foreign currencies (currencies outside the Eurozone) are valued at the current exchange rate on the balance sheet date, in the case of hedged exchange rates they are converted into Euro at the hedged exchange rate. Write-ups and write-downs resulting from fluctuations in the values of foreign currencies are charged to the profit and loss account.

Earnings realisation

Earnings from goods and services rendered are realised when all material risks and opportunities arising from the good delivered have passed to the purchaser.

In order for the progress of orders and the performance of the company to be reflected accurately over the accounting periods, long-term orders on the basis of a reliable estimate of the degree of completion, total cost and total revenue are generally assumed to realise the same proportion of the profit as is reflected in the progress of the order (percentage-of-completion method).

Posting of the fair value of financial instruments

The fair value of financial instruments is the amount on which a transaction is based between two independent business partners who are informed and willing to form a contractual relationship. Fair value is often identical to the market price. Fair value is therefore derived from the market information available on the balance sheet date. In view of varying determining factors, the values which are recorded here may differ from those which are realised at a later date.

Financial earnings

Financial expenses include interest payable on financing loans and financing leases, similar expenses and disbursements, currency losses and gains in connection with such financing, and results from currency hedging transactions.

Earnings from financial investments include interest payments, dividends and similar earnings arising from the investment of financial assets, and profits and losses from the disposal or the extraordinary write-down of financial assets.

Taxes

Taxes on earnings charged during the financial year include the amounts payable by the individual companies from taxable earnings multiplied by the tax rate applicable in their respective countries ("actual taxes") and the changes in tax accruals. The calculation of the tax accruals position is carried out using the balance-sheet-liability method for all temporary differences between the values of the balance sheet positions in the IFRS consolidated financial statements and their tax values recorded at the individual companies. Further, the likely tax advantages from existing loss carry forwards are included in the calculation. Differences from non-tax deductible goodwill and temporary differences in connection with participations are not included in tax accruals. Tax accrual assets are calculated on the following tax rates:

Country	Tax rate
Austria	34%
Germany	40%
France	35%
Italy	36%
Switzerland	25%

Earnings per share

Earnings per share are calculated by dividing Group profit after minorities' shares in profits by the weighted average number of issued shares.

Estimates

For the purposes of compiling consolidated financial statements, estimates and assumptions have to be made to a certain extent which influence the value of assets and liabilities in the balance sheet, the identification of other liabilities on the balance sheet date and the amount of income and expenditure during the reporting period. The actual amounts may vary from these estimates.

Divisional reporting

In keeping with the management approach which is the basis of IAS 14 (revised 1997) in primary divisional reporting, company divisions should be defined along the lines of internal reporting structures. In geographical segment reporting, the segmentation is to be carried out by location of the company.

Notes to the profit and loss account

NOTE 1: Sales and divisional reporting

Consolidated Group sales decreased by 3.5% during the financial year 2003, from € 431 million to € 416 million.

Due to the acquisition of HOH, the Aqua Ecolife Technologies division increased sales by 5.9%, from € 258.1 million € 273.3 million.

The Aqua Systems Technologies division suffered from sales declines in the semiconductor and power industries, thus sales in the AST division fell by 17.5% to € 142 million.

In the area of Fuel Cell Membrane Technologies in which BWT's subsidiary FUMATECH GmbH develops and markets high-quality speciality membranes, sales were € 0.8 million, € 0.1 million short from the previous year's figure.

Sales are broken down by business divisions (main breakdown) and regions (secondary breakdown). The breakdown according to business divisions is in keeping with the internal reporting structure of the Group. Netting between the individual divisions is carried out on an arms-length basis. The main breakdown encompasses the business divisions described above under "fundamentals", the breakdown by region is carried out according to the location of the Group company.

Breakdown by business division

2003	Aqua Ecolife Techno-logies € 1000's	Aqua Systems Techno-logies € 1000's	Fuel Cell Membrane Techno-logies € 1000's	Aqua Finance € 1000's	Elimi-nation € 1000's	Total € 1000's
External sales	273,282.8	141,964.8	718.9	0.0	0.0	415,966.5
Internal sales	2,603.8	3,127.3	1,494.4	0.0	-7,225.5	0.0
Total	275,886.6	145,092.1	2,213.3	0.0	-7,225.5	415,966.5
Divisional earnings (EBIT)	**24,974.9**	**-10,220.3**	**-1,248.7**	**115.4**	**0.0**	**13,621.3**
Financial result						-2,228.4
Taxes on earnings						-3,495.2
Minority interests						-213.9
Profit for the year						**7,683.8**
Divisional assets	211,337.9	158,293.6	1,949.9	8,710.4	-28,223.8	352,068.0
Liabilities	165,789.3	84,273.7	1,635.2	3,179.9	-28,223.8	226,654.3
Investments	4,596.6	1,541.2	176.1	0.0	0.0	6,313.9
Depreciation	-9,029.5	-4,924.2	-224.1	-222.6	0.0	-14,400.4

2002	Aqua Ecolife Techno-logies € 1000's	Aqua Systems Techno-logies € 1000's	Fuel Cell Membrane Techno-logies € 1000's	Aqua Finance € 1000's	Elimi-nation € 1000's	Total € 1000's
External sales	258,132.9	172,135.3	777.8	0.0	0.0	431,046.0
Internal sales	3,027.2	2,324.5	276.0	0.0	-5,627.7	0.0
Total	261,160.1	174,459.8	1,053.8	0.0	-5,627.7	431,046.0
Divisional earnings (EBIT)	**26,007.2**	**162.8**	**-1,868.8**	**63.4**	**0.0**	**24,364.6**
Financial result						-3,978.2
Taxes on earnings						-4,733.0
Minority interests						-486.9
Profit for the year						**15,166.5**
Divisional assets	205,455.6	176,200.6	2,586.4	8,271.5	-29,314.6	363,199.5
Liabilities	161,891.7	99,292.1	3,949.4	3,179.1	-29,314.6	238,997.7
Investments	7,643.6	1,977.9	5.8	1.3	0.0	9,628.6
Depreciation	-9,717.3	-5,145.8	-210.3	-222.5	0.0	-15,295.9

Breakdown by region

2003	Austria € 1000's	Rest of EU € 1000's	Other € 1000's	Elimination € 1000's	Total € 1000's
External sales	106,064.6	195,317.0	142,622.9	-28,038.0	415,966.5
Divisional assets	94,270.5	154,048.5	139,397.0	-35,648.0	352,068.0
Investments	1,461.9	3,223.4	1,628.6	0.0	6,313.9

2002	Austria € 1000's	Rest of EU € 1000's	Other € 1000's	Elimination € 1000's	Total € 1000's
External sales	107,708.3	181,049.2	165,971.6	-23,683.1	431,046.0
Divisional assets	102,877.5	132,732.6	150,830.3	-23,240.9	363,199.5
Investments	4,852.9	2,716.4	2,059.3	0.0	9,628.6

NOTE 2: Other operating income

	2003 € 1000's	2002 € 1000's
Income from the disposal of tangible assets	200.5	251.5
Income from the disposal of tangible assets	1,186.6	421.0
Rental and leasing income and licensing revenues	1,678.8	1,865.9
Subsidies (fundamental research, employees)	154.7	1,077.0
Other	1,663.4	1,731.6
	4,884.0	**5,347.0**

NOTE 3: Personnel expenses

	2003 € 1000's	2002 € 1000's
Wages	12,385.8	12,345.6
Salaries	88,245.5	81,737.9
Expenses for severance payments	1,720.4	1,468.5
Expenses for pensions	1,900.4	1,965.6
Expenses for legally required social security contributions	23,500.4	22,015.1
Other social security contributions	2,379.0	1,930.9
	130,131.5	**121,463.6**

The average number of employees developed as follows:

	2003	2002
Administration	1,980	1,885
Production	545	546
Trainees and apprentices	52	50
	2,577	**2,481**

Part-time employees have been included on a pro-rata basis.

Expenses for severance payments and pensions are as follows:

	Expenses for severance payments € 1000's	Expenses for pensions € 1000's
Management Board	1.3	0.0
Executives	135.1	423.2
Others	1,584.0	1,477.2
	1,720.4	**1,900.4**

NOTE 4: Deprecation on intangible and tangible assets

	2003 € 1000's	2002 € 1000's
Scheduled depreciation on tangible and other intangible assets	11,265.8	11,878.1
Scheduled depreciation on goodwill	3,134.6	3,417.8
	14,400.4	**15,295.9**

NOTE 5: Other operating expenses

	2003 € 1000's	2002 € 1000's
Advertising expenses	10,228.3	9,725.6
Fleet and travel costs	12,899.7	13,017.4
Freight and warehousing	6,193.2	8,491.2
Personnel from third parties	4,112.5	3,633.1
Rental and leasing expenses	7,083.8	6,351.5
Consultancy costs	3,946.9	3,867.4
Office, postal and telephone expenses	5,660.2	5,725.6
Commissions	3,557.2	4,295.1
Insurance premiums	2,273.8	2,196.3
Maintenance	2,810.3	1,934.4
Other taxes and fees	2,521.8	2,604.9
Other	10,144.4	8,275.7
	71,432.1	**70,118.2**

NOTE 6: Financial result

	2003 € 1000's	2002 € 1000's
Earnings from participations	838.8	352.3
Earnings from other securities	63.0	47.2
Other interest and similar income	355.9	639.0
Depreciation on financial assets	-95.4	-212.2
Interest and similar expenses	-3,390.7	-4,804.5
	-2,228.4	**-3,978.2**

NOTE 7: Taxes on income and earnings

Calculated according to IFRS principles, the effective tax rate for the business year 2003 was 30.7% approximately, and 23.2% for the 2002 financial year.

The current tax expenditure has been calculated as follows:

	2003 € 1000's	2002 € 1000's
Tax expenditure of the financial year:		
Austria	1,749.1	868.5
Abroad	5,377.2	4,587.4
Deferred tax expenditure/income		
Austria	-1,739.2	-705.9
Abroad	-1,891.8	-17.0
Total	**3,495.3**	**4,733.0**

The transition of the income tax liability applying the Austrian corporate tax rate of 34% to the effective tax rate of the reporting period is shown as follows:

	2003 € 1000's	2002 € 1000's
Tax expenditure at the tax rate of 34%	3,873.6	6,931.4
Difference in foreign tax rates	537.0	281.6
Tax allowance for research activities	-111.5	-228.9
Tax-exempt income from participations	-79.7	0.0
Depreciation on participations	0.0	-14.2
Other	-724.1	-2,236.9
Effective tax liability	**3,495.3**	**4,733.0**
Effective tax rate	**30.7%**	**23.2%**

The position "Other" includes depreciation on goodwill which cannot be offset against income tax, losses for which no deferred taxes were capitalised and the effect of consolidation bookings.

Notes to the balance sheet

NOTE 8: Intangible and tangible assets

The detailed development is documented in the schedule of assets which is an integral part of these consolidated financial statements. Changes resulting from the differences in the scope of consolidated companies are documented in a separate column. Those amounts that arise from the differences in the exchange rates between the beginning and the end of their reporting year at the foreign companies are documented as differences in exchange rates.

Development costs are only capitalised to the extent the necessary conditions according to IAS 38 are met. During the 2003 financial year, expenses for product and process innovation totaling T€ 115.2 (2002: T€ 2,569.2) were capitalised.

The balance sheet position "land and buildings" contains land of T€ 17,050.8 (previous year: T€ 17,836.3).

The collateral value for mortgage securities amounts to T€ 7,106.7 (previous year: T€ 7,142.1).

In keeping with IAS 17 (revised 1997), tangible assets include assets used under leasing contracts which are to be classified as BWT Group property. This relates in particular to the leased property at BWT France S.A., St. Denis (France). As of December 31, 2003, the capitalised value amounts to T€ 3,092.3 (December 31, 2002: T€ 3,236.9) and is classified as "land and buildings" in the balance sheet.

	2003 € 1000's	2002 € 1000's
Purchase cost tangible assets	4,139.1	4,139.1
Cumulative depreciation	1,046.8	902.2
Book value tangible assets	3,092.3	3,236.9
Minimum leasing installments payable as of the balance sheet date	2,462.1	2,971.7
Present value of the minimum leasing installments payable within one year	488.1	488.1
Discount rate applied	6,849%	6.849%
Present value of minimum leasing installments epayable between one and five years	1,647.8	1,647.8
Discount rate applied	6,849%	6.849%
Present value of minimum leasing installments payable after five years	0.0	289.6
Discount rate applied	6,849%	6.849%

NOTE 9: Financial assets

	Acquisition cost € 1000's	Cumulative depreciation € 1000's	Book value 31.12.2003 € 1000's	Book value 31.12.2002 € 1000's
Shares in associated companies	230.8	0.0	230.8	157.4
Participations	4,659.1	-41.9	4,617.2	1,513.7
Securities (available for sale)	1,929.0	-143.2	1,785.8	1,656.9
Loans	131.8	-104.7	27.1	25.0
	6,950.7	**-289.8**	**6,660.9**	**3,353.0**

Shares in associated companies relate to the participation of Christ AG in Christ-Uangyih Service Centre Ltd, Taiwan.

Participations relate to shareholdings in the following companies:

Company	Shares	Acquisition cost € 1000's	Book value 31.12.2003 € 1000's	Book value 31.12.2002 € 1000's
Nomura Micro Science Co. Ltd, Japan	5%	996.0	996.0	996.0
Wiener Börse AG, Austria	1%	247.0	247.0	247.0
ADDUXI S.A., France	23%	52.6	52.6	75.0
Male Water & Sewarage Company Ltd	12%	3,089.1	3,089.1	
Other		274.4	232.5	195.7
		4,659.1	**4,617.2**	**1,513.7**

Securities consist of fixed interest bearing securities and shares in various investment funds. Their purpose is to cover provisions for severance payments and pensions in keeping with the rules of Paras. 14 and 116 of Austrian income tax law.

	31.12.2003 € 1000's	31.12.2002 € 1000's
Fixed interest bearing securities	504.8	27.2
Shares in investment funds	1,716.2	1,654.7
Others	31.1	0.0
	2,252.1	**1,681.9**

The current market values of the securities are largely equal to their respective purchase prices. No unrealised gains or losses arose as a result.

NOTE 10: Inventories

	2003 € 1000's	2002 € 1000's
Raw materials and supplies	20,081.3	16,386.6
Unfinished goods	5,802.0	4,694.6
Finished goods and products	22,351.8	21,937.2
Services not yet invoiced	511.2	423.3
Prepayments	3,253.9	1,682.1
Total	**52,000.2**	**45,123.8**

The valuation is made with reference to the saleability of the individual products: with the exception of articles and devices which were launched in the product range during the business year, products with turnover frequencies of over 12 months were written down by between 25% and 100%.

The cost of materials recorded in the profit and loss account breaks down as follows:

	31.12.2003 € 1000's	31.12.2002 € 1000's
Cost of materials	162,450.2	171,323.7
Cost of purchased services	29,657.3	32,327.9
	192,107.5	**203,651.6**

NOTE 11: Receivables and other assets

2003	Total € 1000's	of which short-term € 1000's	of which long-term € 1000's
Trade receivables	81,737.0	81,737.0	
Receivables from long-term orders	42,534.8	42,211.9	322.9
Receivables from companies in which a participation is held	364.4	348.4	16.0
Other receivables and assets	15,721.6	15,018.1	703.5
Total	**140,357.8**	**139,315.4**	**1,042.4**

2002	Total € 1000's	of which short-term € 1000's	of which long-term € 1000's
Trade receivables	83,083.9	82,545.7	538.2
Receivables from long-term orders	52,969.9	50,074.8	2,895.1
Receivables from companies in which a participation is held	188.1	188.1	0.0
Other receivables and assets	16,172.1	16,004.2	167.9
Total	**152,414.0**	**148,812.8**	**3,601.2**

The receivables and other assets are reduced by necessary individual value adjustments of T€ 3,022.2 (previous year: T€ 2,090.4) and general value adjustments of T€ 601.7 (previous year: T€ 495.8). Receivables from companies in which a participation is held relate mainly to subsidiaries of Christ AG.

NOTE 12: Long-term orders

In keeping with IAS 11 (revised 1993), all those long-term orders for which it is possible to reliably evaluate the degree of completion, total costs and total revenues, earnings were realised according to the degree of progress of the work (percentage-of-completion method). Thus, when applying the percentage-of-completion method, earnings are realised at a point in time at which there is not yet any legally enforceable claim to payment. BWT Group evaluates the degree of completion in relation to the costs incurred as a proportion to estimated total costs (cost-to-cost method).

Revenue from long-term orders	2003 € 1000's	2002 € 1000's
Revenue in financial year	7,197.5	38,012.6
Costs incurred to 31.12.	56,720.6	59,383.1
Realised profits to 31.12.	11,265.4	11,723.7
Realised losses to 31.12.	595.4	150.8
Prepayments	969.0	285.4

Prepayments of T€ 24,855.8 (previous year: T€ 17,986.1) are offset - as far as is permitted – against receivables from long-term orders.

NOTE 13: Other receivables

The other receivables are mainly claims for tax refunds.

The position "Other receivables and assets" relates to revenue of insignificant amount which becomes payable after the balance sheet date. As of the balance sheet date, no securitisation in the form of bills of exchange existed for the receivables.

NOTE 14: Liquid funds

	31.12.2003 € 1000's	31.12.2002 € 1000's
Bank balances	15,627.2	19,238.7
Cash in hand	261.3	202.5
Securities (held for trading)	439.2	65.3
Total	16,327.7	19,506.5
Liquidity (net) for purposes of the cash flow statement	**16,327.7**	**19,506.5**

NOTE 15: Deferred taxes

Deferred taxes result from time-limited differences in valuation and accounting for purposes of IFRS financial statements, and their respective underlying valuation in the taxation accounts, and are as follows:

	31.12.2003 € 1000's	31.12.2002 € 1000's
Amounts for tax accruals:		
Consolidation bookings	1,214.1	1,234.3
Social capital reserves	901.1	861.5
Deferred taxes arising from tax loss carry forward	5,878.4	4,159.5
Other	3,063.7	2,209.1
Deferred taxes	**11,057.3**	**8,464.4**
Amounts for deferred tax liabilities:		
Fixed assets	3,144.1	3,389.8
Other (finance leasing, etc.)	2,320.3	2,989.2
Deferred tax liabilities	**5,464.4**	**6,379.0**
Deferred taxes	**5,592.9**	**2,085.4**

The majority of losses carried forward in subsidiaries can be carried forward without time limit, and used for purposes of the reduction of the future taxable income of the company and its consolidated subsidiaries.

In keeping with IAS 12, deferred taxes payable on existing losses carried forward of T€ 5,878.4 were capitalised, as these can be netted against future taxable profits. Deferred tax on losses carried forward was capitalised in the probable amount which can be netted against taxable profits in the foreseeable future. For the purposes of the Austrian, German and Swiss tax laws, there are no time limitation regarding the use of loss carry forward.

Under "Other", deferred tax liabilities essentially contain early realisation of profits within the framework of contract production in accordance with the percentage-of-completion method and financing leases.

Tax expenses break down as follows:

	2003 € 1000's	2002 € 1000's
Corporation tax for the business year (actual amount)	7,409.4	5,472.7
Late payments of corporation tax relating to prior years	-283.1	-16.8
Changes in deferred taxes	-3,631.0	-722.9
	3,495.3	**4,733.0**

NOTE 16: Equity

The composition and development of equity in the balance sheet is documented in the equity schedule.

The share capital consists of 17,833,500 shares each of which represents an equal participation in the issued equity of the company.

The major shareholders of BWT Group are YSRO Holding B.V. (31.6%) and the BWT Trust (18.9%). The free float of 49.5% is held by Austrian and international investors. BWT shares are quoted on the Prime Market of the Vienna stock exchange and bear the international security identification number AT0000737705. In the US, BWT shares are traded on the OTC market via an ADR Level 1 Program sponsored by the Bank of New York.

On the basis of the BWT AG articles of association, the Executive Board is authorised up to June 25, 2007 to increase the equity capital of the company by up to € 8,916,500 to € 26,750,000 by issuing new shares.

The tied capital reserve results from the share premium achieved on the occasion of the capital increase in 1994.

If losses relating to subsidiaries incurred by a consolidated subsidiary exceeds the share in the equity represented by this subsidiary, the excess and any further loss relating to the subsidiary is netted off against Group losses relating to subsidiaries.

NOTE 17: Reserves for social capital

Calculation of social capital reserves (provisions for pensions, severance payments and anniversary bonuses) is carried out in keeping with the rules of IAS 19 (revised 1998).

Pension provisions

At BWT AG, Mondsee, as well as international subsidiaries (German, French, Italian, Swedish) there are direct pension obligations for certain employees as a result of individual agreements. The following parameters were used for purposes of the calculation using the projected-unit-credit method:

Biometric calculation bases	
Actuarial discount rate	4.5% – 6.0%
Wage/salary trend	1.0% – 2.0%
Pension trend	1.0% – 2.0%
Average fluctuation	none

	2003 € 1000's	2002 € 1000's
Present value of pension obligations as of January 1	17,019.5	17,254.9
Changes in the scope of consolidation	330.7	0.0
Expenses arising from time in service	108.8	102.8
Interest expenses	929.0	956.5
Pension payments	-856.0	-771.7
Actuarial profits/losses	394.5	-523.0
Present value of pension obligations as of Dec. 31	**17,926.5**	**17,019.5**

Provisions for severance payments

As a result of legal obligations, employees of the Austrian Group companies receive a one-off payment in the case of their being made redundant or their retirement. The size of such payments is dependent upon the number of years of service with the company and the circumstances under which the severance payment becomes due. The following parameters were used for purposes of the calculation using the projected-unit-credit method:

Biometric calculation bases	
Actuarial discount rate	4.5%
Wage/salary trend	2.0%
Pension trend	2.0%
Average fluctuation (dependent upon the number of years in service with the company)	0 - 12%

	2003 € 1000's	2002 € 1000's
Present value of severance payment obligations as of January 1	4,539.6	3,984.7
Changes to the scope of consolidation	755.8	0.0
Expenses arising from time in service	307.8	322.9
Interest expenses	146.4	164.7
Severance payments	-18.0	-80.9
Actuarial profits/losses	-483.2	148.2
Present value of severances obligations as of December 31	**5,248.4**	**4,539.6**

Provision for anniversary payments

Anniversary bonuses were calculated for the employees of certain Austrian Group companies. The following parameters were used for purposes of the calculation using the projected-unit-credit method:

Biometric calculation bases	
Actuarial discount rate	4.5%
Wage/salary trend	2.0%
Pension trend	2.0%
Average fluctuation (dependent upon the number of years in service with the company)	0 - 12%

	2003 € 1000's	2002 € 1000's
Present value of anniversary bonuses payable as of January 1	254.1	225.6
Changes to the scope of consolidation	0.0	0.0
Expenses arising from time in service	20.4	17.6
Interest expenses	11.7	10.9
Anniversary payments	-9.1	-4.0
Actuarial profits/losses	63.2	4.0
Present value of anniversary bonuses payable as of December 31	**340.3**	**254.1**

NOTE 18: Other provisions

The development of the other provisions which were valued in line with IAS 37 is detailed in the following overview:

Other provisions	1.1. 2003 € 1000's	Change in scope of consoli-dation € 1000's	Currency differ-ence € 1000's	Deploy-ment € 1000's	Write-back € 1000's	Allo-cation € 1000's	31.12. 2003 € 1000's	of which long-term € 1000's
Unpaid bills	14,895.7	467.6	-122.6	9,708.1	176.9	11,685.0	17,040.8	0.0
Personnel expenses	8,048.2	1,243.6	-90.5	5,352.1	94.8	6,367.3	10,121.7	0.0
Guarantees	3,895.5	594.2	-113.3	3,162.0	286.0	3,178.7	4,107.1	286.5
Other	4,308.8	950.8	-46.5	3,910.6	628.9	3,158.7	3,832.3	794.6
	31,148.2	**3,256.1**	**-373.0**	**22,132.8**	**1,186.6**	**24,389.8**	**35,101.8**	**1,081.1**

The provision for personnel expenses contains unconsumed vacation, bonus payments and commissions.

The provisions for guarantees relate to the costs of expected claims on products during the guarantee period. The provisioned amount is the present value of the best estimate made on the basis of experience.

NOTE 19: Bonds

In November 1999, € 17 million in bonds, divided into 17,000 equal-ranking bearer bonds each with a nominal value of € 1000 were issued. The bonds bear an annual interest rate of 6.875% until their maturity date. Interest is payable annually in arrears on November 17. By means of an interest rate swap, the interest rate is currently reduced to 2.5% (see note 25 Derivative financial instruments). The bonds will mature on November 17, 2009. The bonds are traded in the "Freiverkehr" tier of the Frankfurt stock exchange (security identification number 353.770).

NOTE 20: Liabilities

2003	Total € 1000's	of which with a remaining term <1 year € 1000's	of which with a remaining between 1-5 years € 1000's	of which with a remaining term of >5 years € 1000's	of which with a remaining term of >1 year secured with properties € 1000's
Bonds	17,000.0	0.0	0.0	17,000.0	0.0
Bank loans and overdrafts	77,606.5	49,970.7	26,456.6	1,179.2	7,106.7
Trade payables	34,413.8	37,491.4	0.0	0.0	0.0
Customer advances	1,757.6	1,757.6	0.0	0.0	0.0
Drafts and notes payable	4,412.8	4,412.8	0.0	0.0	0.0
Payables to companies in which a participation is held	223.1	0.0	0.0	0.0	0.0
Other liabilities	21,235.2	19,860.7	1,374.5	0.0	0.0
Total other liabilities	27,628.7	26,031.1	1,374.5	0.0	0.0
	156,649.0	**113,493.2**	**27,831.1**	**18,179.2**	**7,106.7**

2002	Total € 1000's	of which with a remaining term <1 year € 1000's	of which with a remaining between 1-5 years € 1000's	of which with a remaining term of >5 years € 1000's	of which with a remaining term of >1 year secured with properties € 1000's
Bonds	17,000.0	0.0	0.0	17,000.0	0.0
Bank loans and overdrafts	93,543.0	62,705.5	27,746.1	3,091.4	7,142.2
Trade payables	37,491.4	37,491.4	0.0	0.0	0.0
Customer advances	878.0	878.0	0.0	0.0	0.0
Drafts and notes payable	4,238.4	4,238.4	0.0	0.0	0.0
Payables to companies in which a participation is held	49.4	49.4	0.0	0.0	0.0
Other liabilities	21,274.3	18,944.7	1,991.4	338.2	0.0
Total other liabilities	26,440.1	24,110.5	1,991.4	338.2	0.0
	174,474.5	**124,307.4**	**29,737.5**	**20,429.6**	**7,142.2**

The other liabilities include other tax liabilities of T€ 6,728.6 (previous year: T€ 5,452.1) other liabilities for social security of T € 2,953.0 (previous year: T€ 3,081.0) and a silent partnership pursuant to the Austrian investment fund law of T€ 654.1 (previous year: T€ 1,308.1).

The securities on properties referred to above are mainly liens.

Other liabilities contain expenses of T€ 144.8 (previous year: T€ 893.2) which fall due after the balance sheet date.

NOTE 21: Deferred income

Deferred income relates mainly to deferred revenues.

NOTE 22: Other liabilities and uncertain liabilities

Rental agreements

BWT Group has concluded operational rental and leasing contracts with a number of contract partners which mainly relate to the use of cars. The minimum payments payable under these contracts are as follows:

	€ 1000's
2004	9,411.8
2005 - 2008	14,731.4
Thereafter	2,264.0

The total rental and leasing expenses during the business year amounted to T€ 7,083.8 (previous year: T€ 6,351.5).

Sureties and guarantees

The company has assumed the following sureties and guaranties:

	31.12.2003	31.12.2002
Sureties and bank guarantees	37,924.2	40,108.9
Liabilities arising from bills of exchange	1,312.5	4,291.5
Others	169.0	0.0
	39,405.7	**44,400.4**

There are no financial liabilities over and above those detailed.

Outstanding legal disputes

There are some legal disputes typical for the industry. To the extent the legal proceedings are in a stage at which the outcome can be predicted with a reasonable degree of certainty, a corresponding provision in keeping with IAS 37 was established. Management expects that as a result of the other disputes, no significant impact on the asset, finance or earnings position of BWT Group is to be expected.

Notes to the Cash flow statement

The cash flow statement shows how funds of the Group have changed during the reporting year as a result of cash inflows or outflows. The effects of company purchases were eliminated and are detailed in the position "Changes in cash due to changes in the scope of consolidation". Within the cash flow statement, there is a distinction between operating, investment and financing activities. Liquidity recorded in the cash flow statement includes cash checks, cash at banks and securities (held for trading).

NOTE 23: Cash flow from operating activities

The cash flow from operating activities shows the cash flows arising from delivery and service relationships rendered and received during the financial year. The cash flow from operating activities of T€ 28,733.5 (previous year T€ 31,632.8) includes changes in current assets.

Other information:	31.12.2003 € 1000's	31.12.2002 € 1000's
Interest inflows	359.9	575.7
Interest outflows	3,043.9	4,893.5
Tax payments	5,394.1	3,956.9

NOTE 24: Cash flow from investment activities

Purchases of tangible assets and financial assets resulted in outflows of T€ 6,457.0 (previous year T€ 9,198.5).

For the acquisition of companies, there were outflows of T€ 2,676.0 (previous year: T€ 1,810.3).

NOTE 25: Financial instruments

A distinction is made between primary and derivative financial instruments.

Primary financial instruments

The portfolio of primary financial instruments is documented in the balance sheet. On the asset side, the amounts posted also include the maximum risk of default of capital or interest payments as there are no general agreements on repayments in these cases. The risk regarding trade receivables is regarded as low as the creditworthiness of new and existing customers is continually monitored and no more than 5% of total receivables are outstanding from any one customer.

The credit risk arising from the investments of cash and securities is limited as these are held almost exclusively by Austrian companies, and the BWT Group only works with financial partners who have a good credit rating.

Due to the decentralised European group structure of BWT Group, loan financing for the purposes of short-term assets are made in the respective currency of the local company. Therefore, currency risks are limited since the expenses arising from such financing are also invoiced in the respective local currency. However, risks from financing transactions arise at the parent company in Swiss Francs.

2003	Book value € 1000's	Market value € 1000's	Effective interest rate in %
Fixed interest bearing securities, Other	504.8	504.8	10.69
Shares in investment funds	1,716.2	1,727.5	4.52
Others	31.1	31.1	0.00
Total	**2,252.1**	**2,263.4**	

2002	Book value € 1000's	Market value € 1000's	Effective interest rate in %
Fixed interest bearing securities, Other	27.2	27.2	0.27
Shares in investment funds	1,654.7	1,654.7	6.68
Total	**1,681.9**	**1,681.9**	

Interest-bearing financial liabilities

Financial obligations to non-banks

Type	Local currency	Nominal in local currency 1000's	Book value € 1000's	Effective interest rate in %
Bond	EUR	17,000	17,000	2.50
Silent partnership in accordance with the Austrian investment fund law	EUR	654	654	4.18
Total			**17,654**	

Fixed-interest financial liabilities to banks

Type	Local currency	Nominal in local currency 1000's	Book value € 1000's	Effective interest rate in %
Loan	EUR	15,664	15,664	3.30
	CHF	4,700	3,014	4.88
		Total	18,678	
Advances	EUR	5,000	5,000	2.44
	CHF	26,400	16,980	0.72
		Total	21,980	
Total			**40,658**	

Variable-interest financial liabilities to banks

Type	Local currency	Nominal in local currency 1000's	Book value € 1000's	Effective interest rate in %
Loans	EUR	15,105	15,105	2.92
	CHF	9,684	6,210	0.75
	CZK	17,443	535	3.55
	DKK	4,290	576	5.81
	GBP	2,975	4,205	4.75
		Total	**26,631**	
Overdrafts	EUR	250	250	2.45
	CHF	2,000	1,282	1.08
		Total	**1,532**	
Current account	EUR	1,201	1,201	3.15
	CHF	732	469	5.50
	PLN	1,554	330	6.14
	GBP	3,606	5,097	4.50
	SEK	5,868	646	4.50
	DKK	6,097	819	2.78
	NOK	1,400	167	2.75
	HUF	14,733	56	12.00
		Total	**8,785**	
Total			**36,948**	

Financial derivatives

For purposes of containing the risk of changing interest rates, the parent company has entered into the following interest rate swap contracts (fair value hedge):

	31.12.2003		31.12.2002	
	Nominal amount € 1000's	Market value € 1000's	Nominal amount € 1000's	Market value € 1000's
Interest rate swap 1999 – 2004	17,000	-160.7	17,000	-123.3
Interest rate swap 2002 – 2005	17,000	-7.5	17,000	87.0
Interest rate swap 1999 – 2009	17,000	1,793.7	17,000	1,848.4
Interest rate swap 1999 – 2009	17,000	448.1	17,000	468.3

In order to hedge currency risks, the following currency futures contracts were entered into by Christ AG:

		31.12.2003		31.12.2002	
	Currency	Nominal amount	Market value € 1000's	Nominal amount	Market value € 1000's
Purchase of EUR futures against USD	TUSD	433.6	1.3	2,486.7	135.1
Sale of USD futures against CHF	TUSD	3,500.0	85.3	6,000.0	432.2
Sale of EUR futures against USD	TUSD	1,000.0	-35.5		
Sale of EUR futures against CAD	TCAD	580.8	-2.8		
Sale of EUR futures against GBP	TEUR	2,750.0	31.4		

The valuations are regularly based on assumptions of future market developments and use valuation models, so that differing assumptions and/or models may lead to varying results.

NOTE 26: Other information

Material events after the balance sheet date

Events occurring after the balance sheet date which are of material importance for the valuation on the balance sheet date and to be accounted for or published in accordance with IAS 10 (events after the balance sheet date, revised 1999) are either taken account of in these consolidated financial statements or unknown.

Information on transactions with associated companies

There are consultancy agreements of immaterial scope with two members of the Supervisory Board; the contractual terms are made on an arms-length basis.

Information on corporate bodies

The total remuneration of the members of the BWT Management Board totaled T€ 778.3 (previous year: T€ 682.6) during the financial year. No payments were made to former members of the Management Board or their descendants. The members of the Supervisory Board only received expense reimbursements for the activities during the 2003 financial year. There are no loans or credit guarantees to members of the Management or Supervisory Boards.

During the 2003 financial year, the members of the Management Board were:

Andreas Weissenbacher (Chairman)
Gerhard Speigner
Massimo Grassi (until 30. 09. 2003)
Karl Michael Millauer

During the 2003 financial year, the members of the Supervisory Board were:

Leopold Bednar (Chairman)
Wolfgang Hochsteger (Deputy Chairman)
Ekkehard Reicher
Gerda Egger
Klaus Reinhard Kastner
Serge Schmitt

Earnings per share

The undiluted earnings per share are calculated by dividing Group profit by the weighted number of outstanding ordinary shares during the year.

	2003	2002
Group profit in € 1000's	7,683.8	15,166.5
Weighted number of outstanding shares	17,833,500	17,833,500
Earnings per share in €	0.43	0.85

Proposal for profit distribution

The profit as of the balance sheet date 31 December 2003 is € 41,527,976.33.

The Management Board proposes the following profit distribution to the Annual General Meeting on 28 May 2004:

a) that a dividend of € 0.18 per share and a bonus of € 0.06, in total € 4,280,040 be distributed for the 17,833,500 shares (ISIN AT0000737705),
b) that the remaining € 37,247,936.33 be carried forward to the new financial year.

Mondsee, February 2004

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Karl Michael Millauer
Chief Operating Officer

Overview of the material participations (Appendix V.1.)

As of December 31, 2003, the scope of consolidation comprises the following companies:

Abbreviation	Company, location	Total in %	Indirectly in %	via	Consolidation
AS	Aqua Service GmbH, Mondsee	100,000%			F
IQ	IQ Corporation GmbH, Vienna	100,000%			F
AHS	Arcana Hygienesysteme GmbH, Vienna	100,000%			F
NEHER	Neher Bad & Wellness Systeme GmbH, Villach	74,000%			F
CWTAG	Christ Water Technology AG, Mondsee	100,000%	25,820%	BWTD	F
CAGBET	Christ Beteiligungs GmbH, Mondsee	100,000%			F
BWTGSTV	BWT GrundstücksverwaltungsGmbH, Schriesheim	100,000%			F
CILVW	Cillit Wassertechnik VerwaltungsGmbH, Schriesheim	100,000%			F
BWTF	BWT France S.A.S., Paris	100,000%			F
CAET	CHRIST AQUA Ecolife AG, Aesch	100,000%			F
CCI	Cillichemie Italiana S.R.L., Milan	100,000%			F
BWTP	BWT Polska Sp.z.o.o., Warsaw	100,000%			F
BWTCHRH	BWT & CHRIST Hungaria Kft, Budaörs	88,790%			F
BWTCR	BWT Ceska Republika s.r.o., Prague	100,000%			F
HOHDK	HOH Water Technology A/S, Greve	100,000%			F
HOHDEL	HOH Dansk Elektrolyse A/S, Albertslund	100,000%	100,000%	HOHDK	F
HOHSCOV	Safety Covers ApS, Auning	100,000%	100,000%	HOHBC	F
HOHMILJO	Miljo Contractors A/S, Greve	100,000%	100,000%	HOHDK	F
HOHKVR	HOH KVR A/S, Brande	100,000%	100,000%	HOHDK	F
HOHVAT	HOH Vattenteknik AB, Malmö	100,000%	100,000%	HOHDK	F
HOHBC	HOH Birger Christensen AS, Rud	100,000%	100,000%	HOHDK	F
HOHSEP	HOH Separtec OY, Raisio	100,000%	100,000%	HOHDK	F
BWTUSA	BWT USA Inc., Carlsbad / California	100,000%	100,000%	IQ	F
BWTB	BWT Belgium nv/sa, Zaventem	100,000%	100,000%	BWTD	F
FUMA	FuMA-Tech GmbH, St. Ingbert	100,000%	100,000%	BWTD	F
LOESCH	Lösch Filter GmbH, Kempenich	100,000%	100,000%	BWTD	F
CPED	C.P.E.D. S.A.S., Paris	85,000%	85,000%	BWTF	F
CPS	CPS S.A.S., Paris	85,030%	85,000%	CPED	F
CILSP	Cilit S.A., Barcelona	100,000%	100,000%	CCI	F
HTBA	Hinke Tankbau GmbH, Vöcklamarkt	100,000%	100,000%	CWTAG	F
KWS	CHRIST-Kennicott Water Techn. Ltd, Wolverhampton	100,000%	100,000%	CWTAG	F
AE	Aqua Engineering GmbH, Mondsee	100,000%	100,000%	CWTAG	F
BWTPEGUS	BWT Project Engineering Inc., San Antonio	100,000%	100,000%	CWTAG	F
GOEMAAG	GOEMA AG, Vaihingen	100,000%	100,000%	CWD	F
STAI	Staible Holding GmbH, Kissing	91,530%	91,530%	CWTAG	F
BWTD	BWT Wassertechnik GmbH, Schriesheim	100,000%	100,000%	BWTGSTV	F
HTBH	Hinke Hungaria Kft, Tamasi	100,000%	100,000%	HTBA	F
CAGHOL	Christ Holding GmbH, Mondsee	100,000%	100,000%	CAGBET	F
CAG	Christ AG, Aesch	100,000%	100,000%	CAGHOL	F
CWD	Christ GmbH, Stuttgart	100,000%	100,000%	CAG	F
CWF	Christ France S.A.S., Paris	100,000%	100,000%	CAG	F
CWNL	Christ Holland B.V., Zoeterwoude	100,000%	100,000%	CAG	F
CWSI	Christ Water Singapore Pte, Ltd, Singapur	100,000%	100,000%	CAG	F
CWN	Christ Nordic A.B., Malmo	100,000%	100,000%	CAG	F
TEPRO	Tepro Project Engineering GmbH, Graz	100,000%	100,000%	CAG	F
CWSH	Christ Water Technology Ltd, Shanghai	95,000%	95,000%	CAG	F
CWISR	Christ Israel, Gimzo	100,000%	100,000%	CAG	F
CWTAI	Christ-Uangiyh Service-Center Ltd, Taiwan	49,000%	49,000%	CAG	E
VDMD	van der Molen GmbH, Kissing	91,530%	91,530%	STAI	F
VDMNL	van der Molen International B.V., Wormerveer, NL	91,530%	91,530%	STAI	F
VDMSA	van der Molen (South Africa) Ltd, Johannesburg	91,530%	91,530%	STAI	F
VDMSI	van der Molen (Asia) Ltd, Singapur	91,530%	91,530%	STAI	F
VDMBRA	van der Molen do Brasil Ltda, Rio de Janeiro	91,530%	82,377%	STAI	F
			9,153%	VDMD	F
VDMNLPR	van der Molen Production B.V., Wormerveer, NL	91,530%	91,530%	VDMNL	F

F = Full consolidation E = At-equity consolidation P = Pro-rata consolidation

Development of fixed assets (Appendix V.2.)

	Acquistion/production cost					
	01.01.2003	Currency difference and reclassification	Initial consoli-dation	Additions	Disposals	31.12.2003
Intangible assets	**81,904.6**	**-166.3**	**1,511.2**	**1,367.2**	**2,239.1**	**82,377.6**
Concession, rights, licenses	11,338.9	-37.3	176.2	1,230.4	1,446.2	11,261.9
Goodwill from consolidation	58,649.9	0.0	1,335.0	21.6	0.0	60,006.5
Negative goodwill from consolidation	-346.5	0.0	0.0	0.0	0.0	-346.5
Other intangible assets	12,262.3	-129.0	0.0	115.2	792.9	11,455.7
Tangible assets	**140,903.2**	**-2,737.6**	**2,938.9**	**4,946.7**	**2,949.8**	**143,101.3**
Land and buildings	78,940.2	-1,901.2	518.3	179.5	571.1	77,165.7
Lands	17,855.4	-653.2	0.0	2.4	125.4	17,079.2
Buildings	61,084.8	-1,248.1	518.3	177.0	445.7	60,086.5
Technical equipment and machinery	23,350.6	-73.4	40.5	1,087.0	380.5	24,024.2
Factory and office equipment	37,992.1	-231.8	2,380.0	3,019.5	1,617.6	41,542.2
Prepayments and construction in progress	620.3	-531.1	0.0	300.8	20.8	369.2
Low-value assets	0.0	0.0	0.0	359.9	359.9	0.0
Financial assets	**3,633.5**	**-19.0**	**3,414.1**	**143.1**	**141.9**	**7,029.7**
Participating interests	1,713.0	-17.0	3,095.6	121.2	22.9	4,889.9
Loans	129.7	-2.1	5.6	0.0	1.5	131.8
Other financial assets	1,790.9	0.0	312.9	21.8	117.6	2,008.1
TOTAL	**226,441.3**	**-2,922.9**	**7,864.1**	**6,457.0**	**5,330.9**	**232,508.6**

Depreciation						Book value	
01.01.2003	Currency difference and reclassification	Initial consoli-dation	Additions	Disposals	31.12.2003	31.12.2003	31.12.2002
22,961.0	**-79.4**	**176.2**	**6,616.3**	**2,236.1**	**27,438.1**	**54,939.5**	**58,943.6**
7,667.4	-54.8	176.2	1,664.5	1,443.2	8,010.2	3,251.7	3.671.5
12,226.7	0.0	0.0	3,134.6	0.0	15,361.2	44,645.2	46,423.2
-346.5	0.0	0.0	0.0	0.0	-346.5	0.0	0.0
3,413.4	-24.6	0.0	1,817.1	792.9	4,413.1	7,042.6	8,848.9
67,497.0	**-549.2**	**1,632.0**	**7,784.1**	**2,263.3**	**74,100.5**	**69,000.8**	**73,406.2**
21,015.8	-239.1	63.7	2,097.4	95.7	22,842.1	54,323.6	57,924.4
19.0	0.0	0.0	9.4	0.0	28.5	17,050.8	17,836.3
20,996.7	-239.1	63.7	2,088.0	95.7	22,813.6	37,272.8	40,088.1
17,564.4	-89.4	0.0	1,565.8	357.5	18,683.3	5,341.0	5,786.2
28,914.4	-220.7	1,568.4	3,761.0	1,447.8	32,575.2	8,967.0	9,077.7
2.4	0.0	0.0	0.0	2.4	0.0	369.2	617.9
0.0	0.0	0.0	359.9	359.9	0.0	0.0	0.0
280.5	**0.0**	**0.0**	**95.4**	**7.1**	**368.8**	**6,660.9**	**3,353.0**
41.9	0.0	0.0	0.0	0.0	41.9	4,848.0	1,671.1
104.7	0.0	0.0	0.0	0.0	104.7	27.1	25.0
134.0	0.0	0.0	95.4	7.1	222.3	1,785.8	1,656.9
90,738.5	**-628.6**	**1,808.2**	**14,495.8**	**4,506.5**	**101,907.4**	**130,601.2**	**135,702.8**

Auditors' report

We examined the consolidated financial statements as at December 31, 2003 prepared by BWT AG, consisting of the consolidated balance sheet as at December 31, 2003, the consolidated profit and loss account, the consolidated cash flow statement, the equity schedule and the notes for the financial year from January 1, 2003 to December 31, 2003 and for the financial year from January 1, 2002 to December 31, 2002. The preparation and contents of the consolidated financial statements are the responsibility of the management. Our responsibility is, based on our audit, to express an opinion on the consolidated financial statements. Some of the individual companies included in the consolidated financial statements were audited by other auditors. Where these subsidiaries are concerned, our report is based solely on their audit opinions.

We conducted our audit in accordance with the International Accounting Standards (IAS) prepared by the International Federation of Accountants (IFAC). These standards call for the planning and carrying out of the Group audit to obtain reasonable assurance about whether financial statements are free of material misstatements. The audit uses random checks to evaluate the correctness of values and information provided in the consolidated financial statements. The audit also involves the examination of the accounting and valuation methods used, material estimates made by the management and an opinion on the overall content of the consolidated financial statements. It is our opinion that our examination forms a reasonable basis for our opinion.

It is our opinion that the consolidated financial statements present a true and fair view of the net worth and the financial and the earnings position of the company as at December 31, 2003 and as at December 31, 2002 as well as the earnings and cash flows during the financial year January 1, 2003 to December 31, 2003 and the financial year January 1, 2002 to December 31, 2002 in line with International Financial Reporting Standards (IFRS) (previously International Accounting Standards).

Austrian commercial law states that the Group management report and the existence of the legal basis for an exemption from the preparation of consolidated financial statements according to Austrian law (para. 245a Austrian commercial code) is to be verified.

We confirm that the Group management report 2003 is in line with the consolidated financial statements, and that the legal requirements for the exemption from the obligation to prepare consolidated financial statements according to Austrian law are being met.

Salzburg, February 28, 2004

Deloitte & Touche Salzburg GmbH
Auditors

Brigitte Mittendorfer
(Auditor and tax consultant)

Claudia Fritscher-Notthaft
(Auditor and tax consultant)

Report of the Supervisory Board

During the 2003 financial year, the Supervisory Board hast met its legal and statutory obligation and was continuously being informed of the position and development of the company through verbal and written reports by the Management Board.

The annual financial statements including the notes to the annual financial statements of BWT Aktiengesellschaft as at December 31, 2003 and the consolidated financial statements were examined by the auditors appointed at the 13th Annual General Meeting on May 28, 2003, "Deloitte & Touche Salzburg GmbH".

The audit had the following result:

The accounting and the annual financial statements comply with the legal requirements. The financial statements present a true and fair view of the net worth and the financial and the earnings position of the company with due regard to generally accepted accounting principles. The management report is in agreement with the annual financial statements.

The consolidated financial statements in all their material aspects presents a true and fair view of the asset and financial position of the Group as at December 31, 2003 as well as the earnings and cash flows of the financial year beginning January 1, 2003 and ending December 31, 2003, in accordance with International Financial Reporting Standards (IFRS). The Group management report is in line with the consolidated financial statements.

The auditors have given their unqualified approval to the annual financial statements.

The Supervisory Board approved the annual financial statements of BWT Aktiengesellschaft and the consolidated financial statements as at December 31, 2003 prepared by the Management Board. They are hereby endorsed according to para. 125, sentence 3 of the Austrian joint stock corporation law. Furthermore, the Supervisory Board agrees with the Management Board proposal for the distribution of profits.

Mondsee, March 30, 2004

Leopold BEDNAR
Chairman of the Supervisory Board

BWT Group Locations

Headquarters

A-5310 Mondsee, Walter-Simmer-Straße 4
Phone: +43-6232-5011-0
Fax +43-6232-4058
E-Mail: office@bwt.at
Internet: www.bwt-group.com
www.bwt.at

BWT branch offices in Austria

A-5280 Braunau, Peter-Rosegger-Weg 12
Phone: +43-7722-63264-0, Fax ext. 70
E-Mail: office.braunau@bwt.at

A-6020 Innsbruck, Mitterweg 25
Phone: +43-512-282576, 287234
Fax +43-512-287234-20
E-Mail: office.innsbruck@bwt.at

A-9021 Klagenfurt
Ausstellungsstraße, Messegelände
Tel./Fax +43-463-504970

A-8501 Lieboch/Graz, Turmplatz 1
Phone: +43-3136-62022-0, Fax DW 6
E-Mail: office.lieboch@bwt.at

A-1230 Wien, Basler Gasse 17
Phone: +43-1-698 98 98-0, Fax DW 11
E-Mail: office.wien@bwt.at

BWT locations in Austria

Aqua Engineering GmbH
A-5310 Mondsee, Vogelsangstraße 3
Phone: +43-6232-7722-0, Fax DW 1710
E-Mail: aqua@aqua.co.at
Internet: www.aqua-eng.com

Aqua Service GesmbH
A-5310 Mondsee, Vogelsangstraße 3
Phone: +43-6232-5011-1400, Fax DW 1495
E-Mail: office@aquaservice.at
Internet: www.aquaservice.at

ARCANA Hygienesysteme GmbH
A-1230 Wien, Basler Gasse 17
Phone: +43-1-505 28 81-0, Fax +43-1-505 45 23-19
E-Mail: office@arcana.at
Internet: www.arcana.at

Christ Water Technology AG
A-5310 Mondsee, Walter-Simmer-Str. 4
Phone: +43-6232-5011-0
Fax +43-6232-4058
E-Mail: office@bwt.at

Hinke Tankbau GmbH
A-4870 Vöcklamarkt, Frankenburger Straße 2
Phone: +43-7682-3660, Fax +43-7682-3660-60
E-Mail: office@hinke.com
Internet: www.hinke.com

Neher Bad & Wellness Systems GmbH
A-9523 Villach-Landskron, Emailwerkstr. 25
Phone: +43-4242-41671-0, Fax DW 6
E-Mail: neher@neher.at
Internet: www.neher.at

Tepro Project Engineering
Wassertechnik GesmbH
A-8501 Lieboch, Turmplatz 1
Phone: +43-3136-62188-212, Fax DW 6
E-Mail: office@tepro.at
Internet: www.tepro.at

BWT locations world-wide

BELGIUM
BWT Belgium
B-1930 Zaventem, Leuvensesteenweg 633
Phone: +32-2-758 03 10, Fax +32-2-757 11 85
E-Mail: bwt@bwt.be
Internet: www.bwt.be

BRASIL
Van der Molen do Brasil Limitida
Centro - Rio de Janeiro
CEP 20031-141 RJ Brasil
Rua México 51 - 3 andar
Phone: +55-21-2524-4908
Fax +55-21-2220-7115
E-Mail: vdm@van-der-molen.com.br

DENMARK
Dansk Elektrolyse A/S
Holsbjergvej 48
DK-2620 Albertslund
Phone: +45-43-64 14 00, Fax +45-43-62 44 20
E-Mail: danskelektrolyse@hoh.dk
www.danskelektrolyse.dk

HOH Water Technology A/S
Geminivej 24
DK-2670 Greve
Phone: +45-43-600 500, Fax +45-43-600 900
E-Mail: hoh@hoh.com
www.hoh.com

GERMANY
BWT Wassertechnik GmbH
D-69198 Schriesheim, Industriestraße 7
Phone: +49-6203-73-0, Fax DW 102
E-Mail: bwt@bwt.de
Internet: www.bwt.de

Christ GmbH
D-70499 Stuttgart, Mittlerer Pfad 9
Phone: +49-711-88716-0, Fax DW 777
E-Mail: info@christ-wasser.de
From 14. 6. 2004:
D-71665 Vaihingen/Enz, Steinbeisstraße 41 - 43
Phone: +49-7042-910-0
Fax +49-7042-910 250
E-Mail: info@christ-wasser.de
Internet: www.christ-wasser.de

FuMA-Tech Gesellschaft für funktionelle
Membranen und Anlagentechnologie mbH
D-66386 St. Ingbert, Am Grubenstollen 11
Phone: +49-6894-9265-0, Fax DW 99
E-Mail: office@fumatech.de
D-71665 Vaihingen/Enz, Steinbeisstraße 41 - 43
Phone: +49-7042-97024-0, Fax DW 99
E-mail: skb@fumatech.de
Internet: www.fumatech.de

Goema AG
D-71665 Vaihingen/Enz
Steinbeisstraße 41 - 43
Phone: +49-7042-910-0, Fax DW 144
E-Mail: goema@goema.de
Internet: www.goema.de

Van der Molen GmbH
D-86438 Kissing, Industriestraße 34a
Phone: +49-8233-7927-0, Fax +49-8233-20847
E-Mail: vdm@van-der-molen.com
Internet: www.van-der-molen.com
www.van-der-molen.de

Van der Molen Vaihingen GmbH
D-71665 Vaihingen/Enz
Steinbeisserstrasse 41 - 43
Phone: +49-7042-970 24 0
Fax +49-7042-970 24 99
E-Mail: vdm@van-der-molen.com
Internet: www.van-der-molen.de

FINLAND
HOH Separtec OY
Varppeenkatu 28 (PL 19)
FIN-21 201 Raisio
Phone: +358-2-4367 300, Fax +358-2-4367 311
E-Mail: separtec@separtec.fi
www.separtec.fi

FRANCE
BWT France
F-93206 Saint-Denis Cedex
103, rue Charles Michels
Phone: +33-1-49 22 45 00, Fax +33-1-49 22 45 45
E-Mail: bwt@bwt.fr
Internet: www.permo.tm.fr, www.cillit.tm.fr

Permo
F-93206 Saint-Denis Cedex
103, rue Charles Michels
Phone: +33-1-49 22 45 46, Fax +33-1-49 22 46 50
E-Mail: bwt@bwt.fr
Internet: www.permo.tm.fr, www.cillit.tm.fr

Cillit Direction Commerciale
F-67013 Strasbourg Cedex
15 a, avenue de l'Europe
B.P. 80045 – Schiltigheim
Phone +33-3-90 20 04 20, Fax +33-3-88 83 50 90
E-Mail: francis.fischer@cillit.tm.fr
Internet: www.cillit.tm.fr

CPED - Centre Pilote d'Eau Douce
F-95805 Cergy Pontoise Cedex
14, rue du Petit Albi - BP 8400
Phone: +33-1-34 20 10 70, Fax +33-1-34 20 10 72
E-Mail: leonard.perez@cped.fr
Internet: www.cped.fr

CPS
F-95805 Cergy Pontoise Cedex
14, rue du Petit Albi - BP 8400
Phone: +33-1-34 20 10 70, Fax +33-1-34 20 16 89
leonard.perez@cped.fr

Christ France S.A.S.
F-38920 Crolles Cedex
914 Avenue Ambroise Croizat
Phone: +33-476-92 03 20, Fax +33-476-92 03 21
E-mail: contact@christ-france.fr

GREAT BRITAIN
Christ-Kennicott Water Technology Ltd
Kennicott House, Well Lane, Wednesfield
Wolverhampton West Midlands,
WV11 1XR, United Kingdom
Phone: +44-1902-721212, Fax +44-1902-721333
E-Mail: information@christwt.co.uk
Internet: www.christwt.co.uk

INDIA
Growel GOEMA (India) Ltd
Akurli Road, Kandivli (East)
Mumbai - 400 101, India
Phone: +91-22-699 3000, Fax +91-22-699 3040
E-Mail: hq@growel.com
Internet: www.growel.com

Christ-Nishotech Water Systems Pvt. Ltd,
107, Vardhman Complex,
L.B.S. Marg, Vikhroli (W),
Mumbai 400083, India
P +91-22-5607 4090
F +91-22-5555 1797
E-mail: info@christ-nishotec.com
Internet: www.christ-nishotech.com

IRELAND
CHRIST-Waterman Purification Ltd
Grange Mill
Newcastle Rd, Lucan
Co. Dublin, Ireland
Phone: +353-1-6240222
Fax +353-1-6240304
E-Mail: wpl@waterman.ie
Internet: www.christwater.com

ITALY
Cillichemie Italiana S.r.l.
I-20129 Milano, Via Plinio, 59
Phone: +39-02-2046343, Fax +39-02-201058
E-Mail: cillichemie@cibemi.it
Internet: www.cillichemie.com

MALEDIVES
Malé Water & Sewerage
Company Ltd.
Ameenee Magu, Machchangolhi
20-03 Malé, Republic of Maldives
Phone: +960-323-209
Fax +960-324-306

THE NETHERLANDS
Christ Holland B.V.
NL-2382 NA Zoeterwoude, Energieweg 5
Phone: +31-71-589 92 18, Fax +31-71-589 74 29
E-Mail: sales@christ.nl
Internet: www.christ.nl

Van der Molen Production B.V.
Nijverheidsstraat 7
NL-1521 Wormerveer Netherlands
Phone: +31-75-621 56 52, Fax +31-75-621 88 12
E-Mail: molennl@xs4all.nl

NORWAY
HOH Birger Christensen AS
Hauger Skolevei 20, Postboks 13
N-1309 Rud
Phone: +47-67-17 70 00, Fax +47-67-17 70 01
E-Mail: firmapost@hoh.no
www.hoh.no

POLAND
BWT Polska sp. z o.o.
PL 01-304 Warszawa, ul. Połczynska 116
Phone: +48-22-665 26 09, Fax +48-22-664 96 12
E-Mail: bwt@bwt.pl
Internet: www.bwt.pl

SWEDEN
Christ Nordic AB
S-21376 Malmö, Stenaldersgatan 2B
Phone: +46-40 31 54 40, Fax +46-40 31 54 49
E-Mail: info@christ.se
Internet: www.christ.se

HOH Vattenteknik AB
Box 9226, Jägershillgatan 18
S-213 75 Malmö
Phone: +46-40-691 45 00, Fax +45-40-21 20 55
E-Mail: info@vattenteknik.se
www.vattenteknik.se

SWITZERLAND
Christ AG
CH-4147 Aesch BL, Hauptstraße 192
Phone: +41-61-755 81 11, Fax +41-61-751 44 85
E-Mail: info@christ.ch
Internet: www.christ.ch

Christ AQUA ecolife AG
CH-4147 Aesch, Neuhofweg 53
Postfach 127
Phone: +41-61-755 88 99, Fax +41-61-755 88 90
E-Mail: info@christ-aqua.ch
Internet: www.christ-aqua.ch

SINGAPORE
Christ Water Singapore Pte. Ltd
049712 Singapore, 30 Cecil Street
Level 15 Prudential Tower
Phone: +65-6227-0239, Fax +65-6227-6760
E-Mail: info@christ.com.sg

Van der Molen Asia Pte. Ltd
049712 Singapore, 30 Cecil Street
Level 15 Prudential Tower
Phone: +65-62-32 28 04, Fax +65-62-32 27 16
E-Mail: vdm.asia@pacific.net.sg

SPAIN
Cilit, S.A.
E-08940 Cornellá de Llobregat, Barcelona
P. I. del Este, Silici, 71 - 73
Phone: +34-93-4740494, Fax +34-93-4744730
E-Mail: cilit@cilit.com
Internet: www.cilit.com

SOUTH AFRICA
Van der Molen S.A. (PTY) Ltd
Johannesburg/South Africa
P.O. Box 1769, Parklands 2121
Phone: +27-11-788 05 47, Fax +27-11-442 59 32
E-Mail: vdmsa@icon.co.za

TAIWAN
Christ-Uangyih Service Center Ltd
43, Lane 14, Alley 452
Boushan Road, Hsin Chu
Taiwan R.O.C.
Phone: +886-3-56300-55, Fax DW 77
E-Mail: dchiang@christ-uangyih.com.tw

CZECH REPUBLIC
BWT Česká republika, s.r.o.
(komerčni zóna Praha-Průhonice)
CZ 251 01 Říčany, Lipová 196 - Čestlice
Phone: +420-272 680 300, Fax +420-272 680 299
E-Mail: info@bwt.cz
Internet: www.bwt.cz

TURKEY
Istanbul GOEMA Treatment Systems Ltd
Gebze Organize Sanayi Bölgesi
Ihsan Dede Caddesi 400, Sokak
TR-41480 Gebze, Kocaeli/Turkey
Phone: +90-262-751 03 46
Fax +90-262-751 05 64 65
E-Mail: info@istanbulgoema.com.tr
Internet: www.istanbulgoema.com.tr

HUNGARY
BWT & Christ Hungária Kft.
H-2040 Budaörs, Kamaraerdei út. 5
Phone: +36-23-430-480, Fax DW 482
E-Mail: bwtchrist@bwtchrist.hu
Internet: www.bwtchrist.hu

Hinke Kft.
H-7090 Tamási, Szabadság út. 91
Phone: +36-74-573-960, Fax +36-74-471-745
E-Mail: office@hinke.hu
Internet: www.hinke.hu

USA
BWT USA Inc.
1487 Poinsettia Ave, Suite 129
Vista, CA 92083, USA
Phone: +1 (760) 727-6950, Fax +1 (760) 727-6425
E-Mail: sales@bwtusa.com
Internet: www.bwtusa.com

Christ Water USA, Inc.
4018 NE 112th Avenue, Suite D2
Vancouver, WA 98682, USA
Phone: +1 (360) 253-3440, Fax +1 (360) 253-3445
E-Mail: contactus@christwater.com
Internet: www.christwater.com

Tenergy Christ Water, LLC
255 Myrtle Street
New Britain, CT 06053-4161, USA
Phone: +1 (877) 912-5500, Fax +1 (877) 914-5500
E-mail: info@tenergywater.com
Internet: www.tenergywater.com

PR CHINA
Christ Water Technology (Shanghai) Co., Ltd
SOHO Building 21, No. 115, Lane 572
Zhangjiang Hi-Tech Park, Pudong
201203 Shanghai, PR China
Phone: +86-21-5080-4558
Fax +86-21-5080-4578
E-Mail: christ.sh@christ.com.cn

Aqua Engineering GmbH (Beijing)
Kempinsky Office No. C608/A609
No. 50 Liang Ma Qiao Road
Lufthansa Center, Chaoyang District
100016 Beijing, PR China
Phone: +86-10-8448-3654
Fax +86-10-8448-3657
E-Mail: office@aquabj.com.cn
Internet: www.aqua.com.cn

Financial Calendar 2004:

2003 Annual Results	2 April 2004
Annual General Meeting	28 May 2004, 10:00 am, Schloss Mondsee
Ex-dividend date	4 June 2004
Dividend payment date	10 June 2004
Letter to Shareholders I/2004	14 May 2004
Letter to Shareholders II/2004	13 August 2004
Letter to Shareholders III/2004	19 November 2004

BWT Annual Report 2003
Edition and Layout:
BWT Aktiengesellschaft

A-5310 Mondsee, Walter-Simmer-Straße 4
Tel. +43/6232/5011-0, Fax +43/6232/4058

Information and inquiries:
Investor Relations & Group Communications
Sabine Ohler
Phone +43/6232/5011-1113, Fax +43/6232/5011-1191
E-mail: investor.relations@bwt.at

www.bwt-group.com